ELDORADO GOLD CORPORATION

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1.

IDENTITY OF COMPANY

1.1

Name and Address of Company

Eldorado Gold Corporation ("Eldorado" or the "Company")
Suite 1188 - Bentall 5
550 Burrard Street
Vancouver, British Columbia  V6C 2B5

1.2

Executive Officer

Ed Miu
Chief Financial Officer
Telephone:  604-687-4018

ITEM 2.

DETAILS OF ACQUISITION

2.1

Nature of Business Acquired

Sino Gold Mining Limited ("Sino Gold") is a company engaged in production and development of, and exploration for, gold in China.  Sino Gold operates two gold mines in China.  Through its subsidiaries, Sino Gold owns 82% of the Jinfeng Gold Mine in southern China's Guizhou Province, 95% of the White Mountain Gold Mine in northeast China's Jilin Province and 95% of the Eastern Dragon Gold Project in northern China's Heilongjiang Province as well as interests in other mineral properties.  Sino Gold securities were listed on the Australia Stock Exchange and the Hong Kong Stock Exchange.

See our material change report in respect of our reserves and resources dated February 5, 2010 for further information on the reserve and resources for these properties.

2.2

Date of Acquisition

The Transaction (as defined below) was implemented on December 15, 2009 but has an effective date for accounting purposes of December 4, 2009.

2.3

Consideration

On December 15, 2009, the Company closed its acquisition of all of the outstanding securities (the "Sino Gold Securities") of Sino Gold not then held by Eldorado, pursuant to a Scheme Implementation Deed with Sino Gold dated August 26, 2009, as amended October 27, 2009 (the "Scheme Deed"), by way of schemes of arrangement (the "Schemes") under the laws of Australia (the "Transaction").

Pursuant to the Schemes, Eldorado, through its wholly owned subsidiary, Eldorado Pacific Pty Limited ("Eldorado Pacific"), acquired all of the outstanding ordinary shares of Sino Gold (the "Sino Gold Shares") not held by Eldorado that, together with the Sino Gold Shares already then held by Eldorado, constituted 100% of the issued and outstanding Sino Gold Securities following the implementation of the Transaction.  All outstanding options ("Sino Gold Options") to purchase Sino Gold Shares were cancelled pursuant to the Schemes in connection with the implementation of the Transaction.

The Transaction was previously approved by the holders (excluding Eldorado) of Sino Gold Securities at three separate meetings which were held in Sydney, Australia on December 2, 2009 and by the Federal Court of Australia in a hearing on December 4, 2009, with the final court order being filed with the Australian Securities and Investments Commission on December 4, 2009.

Eldorado issued an aggregate of 131,772,777 common shares ("Eldorado Shares") in the capital of Eldorado, either directly or indirectly as CHESS Depository Interests ("CDIs"), through CHESS Depository Nominees Pty Limited ("CHESS") to former shareholders and optionholders of Sino Gold pursuant to the Scheme Deed in connection with the implementation of the Transaction.  Consideration for the Sino Gold Shares acquired was Eldorado Shares, with the number issued based on a share exchange ratio of 0.55 Eldorado Share for each Sino Gold Share.  Consideration for the cancellation of Sino Gold Options was Eldorado Shares, with the number issued for each Sino Gold Option being calculated with reference to the share exchange ratio, the exercise price for such Sino Gold Option and whether the Sino Gold Option was "in the money" or not.

Eldorado previously acquired 57,968,029 Sino Gold Shares (which represented approximately 19.83% of the issued and outstanding Sino Gold Shares at the time of the closing of that acquisition), pursuant to a Share Purchase and Sale Agreement dated June 3, 2009, as amended on July 10, 2009, (collectively the "GFA SPA") with Gold Fields Australasia (BVI) Limited ("GFA") in return for 27,824,654 Eldorado Shares and a purchase price adjustment right.  In connection with the implementation of the Transaction, Eldorado issued 4,057,762 Eldorado Shares to GFA pursuant to the purchase price adjustment provisions of the GFA SPA.

A total of 135,830,539 Eldorado Shares (including the 4,057,762 Eldorado Shares issued to GFA) were issued in connection with the implementation of the Transaction and following completion of the implementation as of December 15, 2009, there were 537,101,235 Eldorado Shares issued and outstanding.

2.4

Effect on Financial Position

Other than as described below or as otherwise disclosed in our public disclosure documents, Eldorado does not have any current plans for material changes in its business affairs or the affairs of Sino Gold which may have a significant effect on Eldorado's results of operations and financial position.

Integration of Sino Gold Operations

Eldorado is in the process of integrating Sino Gold's operations into its own operations.  Eldorado has begun to conduct a detailed review of Sino Gold and its assets, corporate structure, operations and policies to determine what changes would be desirable in light of such review and the circumstances which then exist.

Change in Composition of the Board of Directors and Management

Pursuant to the implementation of the Transaction, Eldorado appointed two additional directors to the Eldorado board, James Askew, former non-executive chairman of the board of directors of Sino Gold and Peter Cassidy, former non-executive director of Sino Gold.

Pursuant to the implementation of the Transaction, all of the directors of Sino Gold were replaced by nominees of Eldorado, being Paul N. Wright, who was also appointed as President and Chief Executive Officer, Norm S. Pitcher who was also appointed as Chief Operating Officer, Paul Skayman and Dawn L. Moss, who were each also appointed as Corporate Secretary.  Ed Miu remains Chief Financial Officer of Sino Gold.

2.5

Prior Valuations

Not Applicable

To assist Sino Gold securityholders in their decision to approve the Scheme, a Scheme Booklet dated October 28, 2009 was prepared and mailed to all Sino Gold securityholders and filed on Sino Gold's SEDAR profile.  Annexure A of the Scheme Booklet includes a valuation of Sino Gold.

2.6

Parties to Transaction

See Section 2.3 above.

2.7

Date of Report

February 17, 2010.

ITEM 3.

FINANCIAL STATEMENTS

The following financial statements are incorporated, and form part of, this Business Acquisition Report, and are attached hereto as Schedule "A"

1.

Pro forma balance sheet of Eldorado as at  September 30, 2009;

2.

Pro forma income statements of Eldorado for the year ended December 31, 2008 and for the nine months ended September 30, 2009;

3.

Audited consolidated comparative financial statements of Sino Gold dated February 15, 2010 for the years ended December 31, 2008, prepared in accordance with Australian International Financial Reporting Standards ("AIFRS") and containing a reconciliation to Canadian Generally Accepted Accounting Principles ("CGAAP") and presented in Australian dollars, and the auditor's report thereon in respect of the year ended December 31, 2008; and

4.

Unaudited consolidated comparative financial statements of Sino Gold dated February 15, 2010 for the nine month period ended September 30, 2009, prepared in accordance with AIFRS and containing a reconciliation to CGAAP, and presented in United States dollars.

The annual financial statements of Sino Gold have, in accordance with the Australian Corporations Act 2001 (Cth), been audited using Australian Auditing Standards.  The annual financial statements of an Australian public company must be sent to shareholders of that company and lodged with the Australian Securities and Investments Commission ("ASIC"). The annual statements are publicly available from ASIC.

The financial statements listed below are incorporated by reference in, and form part of, this Business Acquisition Report, and are available on Eldorado's SEDAR profile at www.sedar.com:

1.

Audited consolidated financial statements of Eldorado dated March 18, 2009 for the years ended December 31, 2008 and 2007 together with the auditor's report thereon filed on SEDAR on March 19, 2009; and

2.

Unaudited consolidated comparative financial statements of Eldorado for the nine month period ended September 30, 2009 filed on SEDAR on October 29, 2009.

CAUTIONARY CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction, the impact of the implementation of the Transaction on Eldorado, its operations, financial position, reserves and resources and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the implementation of the Transaction and its impact on our operations, financial position, reserves and resources and gold production, price of gold, anticipated costs and expenditures and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the risk that the  integration of the Eldorado and Sino Gold businesses taking longer than expected and the anticipated efficiencies and benefits of the integration may be less than estimated and the costs of acquisition higher than anticipated; risks of not meeting production and cost targets; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; ability to complete acquisitions; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

DATED at Vancouver, British Columbia this 17 day of February 2010.

Per:	"Dawn L. Moss"
Vice President, Administration & Corporate Secretary

SCHEDULE A

Unaudited pro forma consolidated financial statements

September 30, 2009

Suite 1188 - 550 Burrard Street

Vancouver, British Columbia

Canada   V6C 2B5

Phone:   (604) 687-4018

Fax:       (604) 687-4026

Toronto Stock Exchange:      ELD

American Stock Exchange:   EG

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Balance Sheet

September 30, 2009

(Unaudited)

(Expressed in millions of U.S. dollars)

Approved on behalf of the Board of Directors

                  (Signed) John Auston      Director                          (Signed) Paul N. Wright      Director

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Statement of Operations

For the nine months ended September 30, 2009

(Unaudited)

(Expressed in millions of U.S. dollars)

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2008

(Unaudited)

(Expressed in millions of U.S. dollars)

ELDORADO GOLD CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

 (Unaudited)

(Expressed in millions of U.S. dollars unless otherwise stated)

1. Basis of presentation

The unaudited pro forma consolidated balance sheet of Eldorado Gold Corporation ("Eldorado" or "the Company") as at September 30, 2009 and unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2009 and for the year ended December 31, 2008 have been prepared by management of Eldorado in accordance with Canadian generally accepted accounting principles ("C-GAAP") for illustrative purposes only, to show the effect of the acquisition of all of the outstanding ordinary shares and options (the "Sino Gold Securities") of Sino Gold Mining Limited ("Sino Gold") which is more fully described in Note 3.

The unaudited pro forma consolidated balance sheet as at September 30, 2009 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2009 and for the year ended December 31, 2008 have been compiled from and include:

a)

An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Eldorado as at September 30, 2009 and the unaudited consolidated balance sheet of Sino Gold as at September 30, 2009 as reconciled to C-GAAP.

b)

An unaudited pro forma combined statement of operations for the nine months ended September 30, 2009 combining:

i)

the unaudited consolidated statement of operations of Eldorado for the nine months ended September 30,   2009; and

ii)

the unaudited consolidated statement of operations of Sino Gold for the nine months ended September 30, 2009 as reconciled to C-GAAP and presented in US dollars.

c)

An unaudited pro forma combined statement of operations for the year ended December 31, 2008 combining:

i)

the audited consolidated statement of operations of Eldorado for the year ended December 31, 2008; and

ii)

the audited consolidated statement of operations of Sino Gold for the year ended December 31, 2008 as reconciled to C-GAAP and presented in Australian dollars ("A$"), and has been translated to US dollars using the average exchange rate for the year ended December 31, 2008, which was US$1.00 = A$1.1730.

The unaudited pro forma consolidated balance sheet as at September 30, 2009 has been prepared as if the transaction described in Note 3 had occurred on September 30, 2009. The unaudited pro forma combined statements of operations for the nine months ended September 30, 2009 and for the year ended December 31, 2008 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2008.

Certain items in the Sino Gold consolidated financial statements have been reclassified to be consistent with the classifications of Eldorado.

These unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with C-GAAP. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Eldorado which would have actually resulted had the transactions been effected on the dates indicated. Any potential synergies that may be realized upon consummation of the transactions have not been reflected in the unaudited pro forma consolidated financial statement information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future.

ELDORADO GOLD CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

 (Unaudited)

(Expressed in millions of U.S. dollars unless otherwise stated)

1.  Basis of presentation (continued)

These unaudited pro forma consolidated financial statements should be read in conjunction with the audited December 31, 2008 and unaudited September 30, 2009 historical consolidated financial statements and notes of Eldorado and Sino Gold.

2.  Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Eldorado's audited consolidated financial statements for the year ended December 31, 2008. Sino Gold financial statements are prepared in accordance with Australian International Financial Reporting Standards and have been reconciled to C-GAAP. In preparing the unaudited pro forma consolidated financial information a review of Sino Gold accounting policies was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after the integration of the acquisition is completed.  The significant accounting policies of Sino Gold are believed to conform in all material respects with those of Eldorado, except as noted in the C-GAAP reconciliations contained in the audited December 31, 2008 and unaudited September 30, 2009 consolidated financial statements of Sino Gold and in note 4 below.

3.  Acquisition

Eldorado acquired all of the outstanding Sino Gold Securities not previously held by Eldorado on December 15, 2009, pursuant to a Scheme Implementation Deed dated August 26, 2009, as amended October 27, 2009 (the "Scheme Deed"), with Sino Gold, by way of schemes of arrangement (the "Schemes") under the laws of Australia (the "Transaction").

Pursuant to the Schemes, Eldorado acquired all of the outstanding ordinary shares of Sino Gold ("the Sino Gold Shares") not previously held by Eldorado that, together with the Sino Gold Shares already held by Eldorado, constitute 100% of the issued and outstanding Sino Gold Securities following the implementation of the Transaction. All outstanding options to purchase Sino Gold Shares were cancelled pursuant to the Schemes in connection with the implementation of the Transaction.

Eldorado issued an aggregate of 131,772,777 common shares in the capital of Eldorado, either directly or indirectly as CHESS Depository Interests, through CHESS Depository Nominees Pty Limited, to former shareholders and option holders of Sino Gold pursuant to the Scheme Deed in connection with the implementation of the Schemes.  Consideration for the Sino Gold Shares acquired was common shares of Eldorado (" Eldorado Shares"), with the number issued based on a share exchange ratio of 0.55 Eldorado Share for each Sino Gold Share. Consideration for cancellation of Sino Gold Options was Eldorado Shares, with the number issued calculated with reference to the share exchange ratio, the exercise price for such Sino Gold Options and whether the Sino Gold Options were "in the money" or not.

Eldorado previously acquired 57,968,029 Sino Gold Shares on July 27, 2009, pursuant to a Share Purchase and Sale Agreement (the "Share Purchase Agreement") dated June 3, 2009, as amended on July 10, 2009, with Gold Fields Australasia (BVI) Limited ("GFA") in consideration for 27,824,654 Eldorado Shares and a purchase price adjustment right. In connection with the implementation of the Schemes, Eldorado has issued a further 4,057,762 Eldorado Shares to GFA pursuant to the purchase price adjustment provisions of the Share Purchase Agreement. A total of 135,830,539 Eldorado Shares (including those issued to GFA) were issued in connection with the implementation of the Schemes.

ELDORADO GOLD CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

 (Unaudited)

(Expressed in millions of U.S. dollars unless otherwise stated)

3.  Acquisition (continued)

For the purpose of the unaudited pro forma consolidated balance sheet and statements of operations the assumption has been made that all Eldorado Shares were issued and all Sino Gold Shares were acquired as at September 30, 2009 and January 1, 2008, respectively.

The business combination will be accounted as a purchase transaction, with Eldorado being identified as the acquirer and Sino Gold as the acquiree.

The unaudited pro forma consolidated financial statements assume that the cost of acquisition will comprise the fair value of Eldorado shares issued, based on the issuance of 135,830,539 Eldorado shares at $10.61 per share based on the share price around the announcement date of the Transaction, being $1,441.2 million, the cost of the Sino Gold common shares previously acquired of $263.3 million plus Eldorado's estimated transaction costs of $33.6 million, for a total consideration of $1,738.1 million.

Eldorado has not yet completed the determination of the fair value of all of the identifiable assets and liabilities acquired or the complete impact of applying purchase accounting to the consolidated Statement of Operations. Eldorado is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any goodwill and future income taxes arising upon the acquisition will be determined. The fair values allocated to the asset and liability categories and amounts recorded once the valuation process is complete are likely to differ from those recorded and presented in the unaudited pro forma consolidated financial statements and the difference may be material. On completion of the valuations, an adjustment to the carrying amounts of mining interests or on recording of any finite life intangible assets on acquisition would impact the measurement of depletion and depreciation recorded in the pro forma consolidated Statement of Operations for the periods presented and for the periods after the date of acquisition.

Purchase price

131,772,777 common shares of Eldorado issued as CDIs	$1,398.1
4,057,762 common shares of Eldorado issued to GFA	43.1
27,824,654 common shares of Eldorado issued to GFA, being cost of 57,968,029 Sino Gold shares previously acquired	263.3
Transaction costs	33.6
$1,738.1

The above purchase price has been allocated based on management's preliminary estimates of fair values as follows:

Net assets acquired

Current assets	$201.7
Other assets	6.4
Mining interests and property, plant and equipment,
including value beyond proven and probable reserves	1,842.6
Goodwill	320.1
Liabilities	(292.9)
Future income taxes	(320.1)
Non-controlling interest	(19.7)
$1,738.1

ELDORADO GOLD CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

 (Unaudited)

(Expressed in millions of U.S. dollars unless otherwise stated)

4.  Pro forma assumptions and adjustments

Pro forma adjustments to consolidated balance sheet:

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with Sino Gold had occurred on September 30, 2009.

i.

A reduction of cash and cash equivalents of $33.6 million to record the estimated transaction costs at the date of acquisition.

ii.

To record the acquisition of Sino Gold at a purchase price of $1,738.1 million as detailed in Note 3, including the reversal of mark-to-market gains of $82.1 million recognized in other comprehensive income on the Sino Gold shares previously acquired.

Pro forma adjustments to consolidated statements of operations:

The unaudited pro forma consolidated statements of operations reflect the following adjustment as if the transaction with Sino Gold had occurred on January 1, 2008.

iii.

To record adjustments to depletion, depreciation and amortization expense arising from the fair value increase to depletable and depreciable mining interests.

iv.

To record adjustments to operating costs arising from the fair value increase to inventories.

v.

To record additional exploration expense of $3.8 million and $5.4 million during the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively, to adjust for Sino Gold's accounting policy of capitalizing exploration expenses to be consistent with Eldorado's accounting policy of expensing these costs. No adjustment has been presented in the pro forma consolidated balance sheet as at September 30, 2009 as the difference of $22.0 million is offset by an equal amount recorded in the amounts assigned for mineral interest in the purchase price allocation.

vi.

To record the tax effect on the entries iii and iv above.

vii.

To record the reversal of the income tax recovery of $9.9 million arising from the mark-to-market gains on the Sino Gold shares previously acquired and resulting income tax loss carry forward recognized during the nine months ended September 30, 2009.

The mining interests balance recognized will be subject to impairment testing whenever events or changes in circumstances indicate the carrying amount may not be recoverable. To the extent goodwill is recognized, it will also be subject to annual impairment testing.  Should impairments be identified, the resulting impact on earnings could be significant.

ELDORADO GOLD CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

 (Unaudited)

(Expressed in millions of U.S. dollars unless otherwise stated)

5.  Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2008.

Basic earnings per share (in thousands of shares)	Nine months ended September 30, 2009	Year ended December 31, 2008

Weighted average number of Eldorado shares outstanding	377,601	355,132
Adjustment to reflect acquisition of Sino Gold	157,031	163,656

Pro forma weighted average number of shares outstanding	534,632	518,788

Pro forma adjusted net earnings (loss)	$ (55.7)	$ 40.4
Pro forma adjusted basic earnings (loss) per share	$ (0.10)	$ 0.08

Diluted earnings per share (in thousands of shares)	Nine months ended September 30, 2009	Year ended December 31, 2008

Pro forma weighted average number of shares outstanding - diluted	378,821	356,308
Adjustment to reflect the acquisition of Sino Gold	157,031	163,656

Pro forma weighted average number of shares outstanding - diluted	535,852	519,964

Pro forma adjusted net earnings (loss)	$ (55.7)	$ 40.4

Pro forma adjusted earnings (loss) per share - diluted	$ (0.10)	$ 0.08

SINO GOLD MINING LIMITED

ABN 42 093 518 579

Consolidated Financial Statements
for the year ended 31 December 2008

SINO GOLD MINING LIMITED

For the Year Ended 31 December 2008

Table of Contents

COMPANY PARTICULARS

3

DIRECTORS' REPORT

4

AUDITOR INDEPENDENCE DECLARATION

22

INCOME STATEMENT

23

BALANCE SHEET

24

STATEMENT OF CASH FLOWS

25

STATEMENT OF CHANGES IN EQUITY

26

NOTES TO THE FINANCIAL STATEMENTS

28

DIRECTORS' DECLARATION

77

INDEPENDENT AUDIT REPORT

80

SINO GOLD MINING LIMITED

ANNUAL REPORT 2008

COMPANY PARTICULARS

Directors

James Askew - Chairman

(resigned on 15 December 2009)

Jacob Klein - President and CEO

(resigned on 4 December 2009)

Hanjing Xu - Executive Director

(resigned on 4 December 2009)

Brian Davidson - Independent Non-Executive Director

(resigned on 15 December 2009)

Peter Cassidy - Independent Non-Executive Director

(resigned on 15 December 2009)

Peter Housden - Independent Non-Executive Director

(resigned on 4 December 2009)

Liangang Li - Non-Executive Director

(resigned on 4 December 2009)

Thomas McKeith - Non-Executive Director

(resigned on 4 June 2009)

Norman Pitch - Director

(appointed on 4 December 2009)

Dawn Moss - Director

(appointed on 4 December 2009)

Paul Skayman - Director

(appointed on 4 December 2009)

Geoffrey Handley - Director

(appointed on 4 December 2009)

Registered Office

Australia (Principal Place of Business)

Sino Gold Mining Limited

Level 22

44 Market Street, Sydney NSW 2000

Australia

Auditors

Ernst & Young

680 George Street, Sydney NSW 2000

Australia

SINO GOLD MINING LIMITED

DIRECTORS' REPORT

YEAR ENDED 31 December 2008

The Board of Directors of Sino Gold Mining Limited is pleased to submit its report in respect of the financial year ended 31 December 2008 which was restated in January 2010.

Directors

The names and details of the company directors in office during the financial year and to the date of this report are as follows.  Directors were in office for this entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Norman Pitcher

Mr. Pitcher was appointed a director of Sino Gold Mining Limited on 4 December 2009. He was appointed Chief Operating Officer effective July 1, 2005. Prior to becoming COO, Norm was Vice President Exploration and Corporate Development of Eldorado where he led our exploration activities and identified new business opportunities. A graduate of the University of Arizona with a Bachelor of Science in geology, Norm has over 25 years of experience in the mining industry. Throughout his career with Eldorado, Pan American Silver, H. A. Simons, Ivanhoe Gold and Pioneer Metals, Norm has been involved in exploration, evaluation, and exploitation of open pit and underground mineral deposits on a worldwide basis.

Dawn Moss

Ms Moss was appointed a director of Sino Gold Mining Limited on 4 December 2009.  She joined Eldorado as Corporate Administrator in November 1998; and was appointed Corporate Secretary in October 2000 and Vice President, Administration in August 2008. Prior to joining Eldorado, Dawn worked within the mining industry for Diagem International and Beringer Gold.

Paul Skayman

Mr. Skayman was appointed a director of Sino Gold Mining Limited on 4 December 2009.  He joined Eldorado in September 2005 as Project Manager and General Manager for the China Operations, a position he held with Afcan Mining when it was acquired by Eldorado in 2005. He was appointed Vice President, Operations of Eldorado Gold in December 2008. A graduate of Murdoch University in Perth, Australia with a B.Sc. in metallurgy, Paul has over 22 years experience in the mining industry in Australia, Asia and Africa. Throughout his career Paul has been involved in evaluation, exploitation, development and operation of open-pit operations throughout the world. Paul is a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

Geoffrey Handley

Mr. Handley was appointed a director of Sino Gold Mining Limited on 4 December 2009.  He was appointed to the Board of Directors of Eldorado in August 2006. Mr. Handley was most recently Executive Vice President, Strategic Development with Placer Dome. He has 30 years of extensive experience in the mining resource industry. Geoff holds an Honors BSc from the James Cook University of North Queensland.

James Askew

Mr. Askew is a mining engineer with broad international experience as chief executive officer for a wide range of Australian and international publicly listed mining, mining finance and other mining-related companies. In a 21-year tenure as chief executive officer (of which 15 has been in the gold sector) he has been instrumental in founding and growing several companies and overseeing subsequent mergers and acquisitions.

Mr. Askew was Chairman of Sino Gold Mining Limited until his resignation as a director on 15 December 2009.

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Jacob Klein

Mr. Klein was appointed President and CEO of the Company at the time of its formation in June 2000. In this time he has overseen the development of the Company from a single project company into one that holds interests in a number of projects in China including Jinfeng.

He has over 17 years experience in senior finance and managerial positions in both South Africa and Australia. He joined Macquarie Bank in 1991 and in 1995, as an associate director at Macquarie, and participated in the formation of Asia Resource Capital Limited, a joint venture between Macquarie Bank and CNNC. From 1996 to June 2000 he worked for Sino Mining International.

Mr Klein was President and CEO of Sino Gold Mining Limited until his resignation as a director on 4 December 2009.

Hanjing Xu

Mr Xu has been involved in the non-ferrous metal industry for more than 19 years and has extensive experience in trading, commercial negotiations and management.

He co-founded Sino Mining International while president of CNIEC. Prior to his three-year presidency of CNIEC, he was a vice president from 1994 to 1996 and its Australian representative from 1989 to 1994. From 1984 to 1989 he was with the Foreign Affairs Bureau of CNNC.

Mr. Xu headed up the group's Business Development unit including China Government and Public Relations, which was instrumental in securing all of Sino Gold's joint venture agreements and positioning the Company for the acquisition of new projects.

Mr. Xu resigned as a director of Sino Gold Mining Limited on 4 December 2009.

Brian Davidson

Mr. Davidson is a former senior partner of Deacons, a major national law firm with over 37 years experience in corporate and commercial law, capital raisings and project finance. He has served on the board of directors of 12 publicly listed companies, including 5 as Chairman, most of which were involved in the mining and exploration industries. Currently, he is also a director of a number of large private company groups and of the Pain Management Research Institute Ltd, Royal North Shore Hospital and Sydney.

 Mr Davidson resigned as a director of Sino Gold Mining Limited on 15 December 2009.

Peter Cassidy

Mr. Cassidy is an experienced and successful senior mining executive with over 37 years exposure to the minerals industry in Australia, Papua New Guinea, Indonesia and the USA, including more than 15 years in the gold industry.

Mr. Cassidy's most recent executive role was as chief executive officer of Goldfields Limited from 1995-2002. Following the merger of Goldfields and Delta Gold Limited to form AurionGold Limited in 2002, he stepped down as chief executive officer and following completion of its acquisition by Placer Dome he resigned as a director of the company.

Mr. Cassidy resigned as a director of Sino Gold Mining Limited on 15 December 2009.

Liangang Li

Mr. Li has over 15 years of broad international experience in the resources sector.

In May 2006 he was appointed President and CEO of Sino Mining International Ltd (a subsidiary of China Minmetals Group), whose main business is trading alumina and nickel concentrates between Australia and China. Mr Li previously held senior managerial positions with Minmetals in Australia, China, Mexico and USA.

Mr. Li resigned as a director of Sino Gold Mining Limited on 4 December 2009

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Peter Housden

Mr. Housden has over 40 years experience in the accounting / finance / commercial fields crossing a number of industries including, manufacturing, resources, chemicals and professional services. During his 14 years as an executive in the resources sector, he was involved with petroleum, gold, coal, base metals, tin and mineral sands.

Mr.  Housden resigned as a director of Sino Gold Mining Limited on 4 December 2009

Thomas McKeith

Mr. McKeith is a geologist with over 20 years experience in the mining industry. Tommy is currently Executive Vice-President Exploration and Business Development for Gold Fields Limited and is based in Perth, Western Australia.

He rejoined Gold Fields in October 2007 after a period as a director and Chief Executive Officer of Troy Resources, an junior gold producer listed on the ASX. Before joining Troy Resources, Mr. McKeith worked for over 15 years with Gold Fields and its predecessors in various mine geology, exploration and business development positions.

Mr.  McKeith resigned as a director of Sino Gold Mining Limited on 4 June 2009

Secretary

Ivo Polovineo

PNA

Mr. Polovineo has been the company secretary for Sino Gold Mining Limited since its formation in 2000 and previously held the role of Chief Financial Officer.  He has spent over 20 years in senior management roles in the resource sector including over 15 years as company secretary or Chief Financial Officer of a number of listed public companies.

Mr.  Polovineo resigned as the company secretary of Sino Gold Mining Limited on 15 December 2009

Paul Skayman

Mr Skayman was appointed as the company secretary of Sino Gold Mining Limited on 15 December 2009.   Please refer to above Paul Skayman as a director of Sino Gold Mining Limited for his qualification and expertise.

Interests in shares and options of the company and related bodies corporate

As at the date of this report, the interests of the directors in the shares and options of Sino Gold Mining Limited were:

Ordinary Shares

N Pitcher	-
D Moss	-
P Skayman	-
G Handley	-

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Principal Activities

The principal activities during the financial year of entities within the group were:

  Mining and processing of gold ore and sale of recovered gold.

  Exploration and development of mining properties.

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Review and Results of Operations

Financial Results

Revenue reached a record of A$206.1 million. This was due to increased gold production at the Jinfeng Gold Mine and A$49.7 million revenue contribution from the BioGold processing facility. Costs of sales were A$122.5 million and depreciation and amortisation was A$14.1 million. Mine operating earnings were A$69.5 million before other income, impairment, hedging and tax.

Interest income of A$5.3 million was earned on cash and cash equivalents including restricted cash. Restricted cash represents cash held on deposit to secure Renminbi working capital loans with Chinese banks. The restricted cash whilst shown separately in the balance sheet should be directly offset against interest bearing liabilities (refer to Note 13).

Finance costs of A$10.9 million include borrowing costs expensed (A$1.2 million), interest charges on guaranteed loans (A$6.8 million), and other interest expenses (A$2.9 million).

The Group's result includes a gain of A$2.3 million due to the treatment of embedded derivatives within seed share options which are treated as derivative liabilities rather than equity.

During the period, the company decided to cease exploration activities on the Hexi and Ludi tenements in Shandong Province, and the costs of A$4.6 million associated with exploration on the tenements have been written off. The company also decided to write down A$4.5 million of Jinluo and Greatland tenements in Guizhou Province.

On 2 June 2008, all gold hedging contracts relating to the Jinfeng Project Loan were closed out for a total cost of US$118.6 million (A$125 million). Accounting standards require this cost to be recognized progressively over the period of the hedges closed out. Hedging loss for 2008 was A$35.2 million in which A$12.0 million were losses incurred prior to the close-out and A$23.2 million was post-close-out amortisation.

Net cash flows generated from operating activities (excluding hedges) increased to A$61.7 million for the year, which included interest payments of A$8.1 million. During the year A$245.5 million was absorbed by investment activities, primarily relating to the construction and development of the White Mountain project, the development of the underground mine at Jinfeng and the acquisition of Eastern Dragon.

Financing activities during the period include A$312.1 million generated from new share issues and A$127.6 million proceeds from Renmimbi loan facilities (refer to Note 13). Loan repayment of A$55.2 million included A$10.7 million in scheduled repayments on the USD denominated Jinfeng Project facility.

The debt, after offsetting the restricted cash is A$92.5 million or 11% of equity. Borrowings are denominated in both Renmimbi and United States Dollars and are at floating interest rates. The company does not have any foreign currency hedging and is exposed to foreign currency exchange movements.

The Company had cash reserves of A$231.2 million at the end of the period including restricted cash of A$160.7 million leaving A$70.5 million available for use by the Company. Cash holdings at 31 December 2008 were US$135.4 million (A$195.4 million), A$2.0 million, and RMB$159.5 million (A$33.8 million). Other than Renmimbi holdings and $0.6 million in United States Dollars all cash is controlled by head office treasury.

The financial statements recognise total assets of A$1,252.2 million and net assets of A$826.6 million giving a book value of net assets per share of A$3.06. Net current liabilities are A$9.5 million and total assets less current liabilities are A$942.8 million.

It should be highlighted however that in accordance with accounting standards, net assets do not recognise the full value of the Company's Ore Reserves.

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Impairment Review

The company recorded a total of A$100.7 million of impairment charges related to deferred exploration costs, available for sale investments, and Golden China Resource Company. The remaining carrying values of the impaired assets are the best estimation by management at this time based on the current fair value or the value in use.  The value in use of an asset is estimated using discounted cash flow model assumptions with a range of production volumes, discount rates, gold prices and operating costs.  Fair value for the available-for-sale assets were based on the listed share price at the end of the year.

The Company has performed a cash flow analysis using a range of assumptions and discount rates for each of the cash generating units (CGU) to determine whether the carrying value of the CGU is impaired as at 31 December 2008. The models prepared and reviewed by management utilised sensitivity analyses looking at changes in the various assumptions. This exercise also considered brokers reports, latest drilling and operating costs information and the Company's market capitalisation.

At the time of the acquisition, Golden China recognised US$45 million in mineral interest. Under AASB 136 Impairment of Assets, mineral interests are required to be tested for impairment on an annual basis.

The Company assessed each asset within the Golden China group and concluded that a total impairment write down of A$90.1 million in relation to the Golden China Group was required at 31 December 2008.

Further details are set out in Note 2 (i)

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Jinfeng (82% Equity)

The Jinfeng Gold Mine is located in Guizhou Province in southern China.

Jinfeng produced 150,928 ounces of gold during 2008, a 165% increase over 2007 gold production of 56,981 ounces.

Gold production increased over the course of the year in line with improving tonnes milled, gold recoveries and head grade. A total of 1,244,000 tonnes were milled during the year at an average head grade of 4.7g/t gold with overall gold recoveries achieving 81.0%.

Unit cash operating costs decreased over the course of the year and an average of US$400/ounce was achieved for the year. A total of 152,903 ounces were sold during 2008 at an average realised price of US$872/ounce.

Excellent productivity by the open-pit mining contractor enabled mining of 9.7 million m(3) of waste material and 1.4 million tonnes of ore during 2008. ROM ore stockpiled at 31 December 2008 totalled 467,000 tonnes.

Development of the underground mine continued and the decline had advanced down to 330RL by the end of December 2008.

White Mountain (95% Equity)

The White Mountain Gold Mine is located in Jilin Province in northeast China.

In August 2007, the Company's Board of Directors approved the development of White Mountain, primarily comprising an underground mine and a CIL processing plant.

The project was rapidly developed during 2008 with first gold poured in October 2008 and commercial gold production achieved in January 2009.

Gold production for 2008 totalled 2,617 ounces. Overall gold recoveries of 82% were better than expected during this commissioning period.

Development of the underground mine continued during the year and ore was mined in the central and southern portions of the orebody.

Gold production averaging 65,000 ounces per annum is planned to result from design mill throughput of approximately 650,000 tonnes per annum and overall gold recoveries averaging 80%. Production is expected to ramp up to these levels over the course of 2009.

BioGold

Sino Gold acquired the BioGold Processing Facility in late 2007 as part of the acquisition of Golden China Resources Corporation. BioGold purchases gold concentrates and produces refined gold, selling a total of 48,065 gold-equivalent ounces during 2008. As the asset was considered non-core, subsequent to period end, Sino Gold sold BioGold to a local operator.

Eastern Dragon (80% Equity)

Eastern Dragon is a high-grade, gold-silver deposit in northern China's Heilongjiang Province that has potential to produce gold at very low costs.

In April 2008, the US$90 million acquisition of an initial 72% interest in the Eastern Dragon Lode 5 gold-silver deposit was completed by payment of the remaining $45 million. In June 2008, Sino Gold increased its interest in the Eastern Dragon Joint Venture to 80% at a cost of US$11 million.

A Chinese Feasibility Study completed in early 2009 indicates that Eastern Dragon is potentially a simple combined open-pit and underground mining operation with a carbon-in-leach ("CIL") processing plant. Metallurgical testwork indicates that approximately 95% of the gold and 80% of the silver should be recoverable.

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

An initial Ore Reserve totalling 2.0 million tonnes at 8.4g/t gold and 70g/t silver (containing 0.5 million ounces gold and 4.4 million ounces silver) was announced in January 2009.

The epithermal style of mineralisation at Eastern Dragon tends to form clusters of similar deposits and thus the surrounding area is considered highly prospective.

Sino Gold has an 80% equity interest in the Lode 5 Exploration Licence as well as an initial 25% interest in the surrounding 53 km2 Exploration Licence with a pre-emptive right over a further 26% interest.

Sino Gold is working towards bringing Eastern Dragon into production as quickly as possible.

Beyinhar

The Beyinhar Project in Inner Mongolia was acquired by Sino Gold as part of the take-over of Golden China Resources Corporation.

The 2008 exploration program was aimed at extending both the oxide and sulphide resources and a very substantial drilling program was completed.

The Beyinhar Ore Reserve estimate increased to a total of 27.8 million tonnes at 0.62g/t gold, containing 0.6 million ounces of gold.

During 2008, a Board Feasibility Review ("BFR") studied the development of open-pit mine with the gold extracted via heap leaching of crushed ore. The BFR concluded that developing Beyinhar was an attractive investment proposition as overall gold recoveries of 85% and a cash operating cost of approximately US$450/ounce would be achievable.

Hedging

As part of the Jinfeng Project Loan, the Jinfeng Project was required to enter into a hedging program. In early June 2008, Sino Gold completed the close-out of all of the Company's gold forward sales contracts and put options. Following this transaction, Sino Gold has total exposure to gold prices and the Company does not anticipate putting in place any further gold hedging.

The close-out cost of US$118.6 million was capitalised on the balance sheet in a hedge reserve account within equity. Hedge accounting requires that this cost is amortised and brought to account in accordance with the original hedge designation dates. The annual amortisation schedule is tabulated below:

Calendar Year	2008	2009	2010	2011	2012
Non-Cash hedging Losses (US$ millions)	20.1	26.5	27.5	28.4	16.1

Issued Capital

In January 2008 the company completed the compulsory acquisition of Golden China Resources Corporation ("GCX") with the issue of 821,772 ordinary shares at a deemed issue price of A$8.00 per share.

Also in January 2008 the conditional tranche of the share placement arranged in December 2007 was completed following shareholder approval at an Extraordinary General Meeting held on 24 January 2008.  This tranche resulted in the issue of 16,669,459 ordinary shares at A$6.45 per share raising a total of A$107.5 million.

In March 2008 a total of 2,223,897 shares were issued in consideration for the repurchase of GCX 11.5% debentures with a total value of C$14.0 million.

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

In May 2008 the company issued 11.0 million shares to Gold Fields Australasia (BVI) Limited at $5.03 per share as the first tranche of the share placement announced on 20 May 2008.

In June 2008 a total of 33,968,847 shares were issued at $4.00 per share raising $135.9 million pursuant to an Accelerated Renounceable Entitlement Offer announced on 20 May 2008.

Also in June 2008 the company issued 2,586,378 shares to Gold Fields Australasia (BVI) Limited at $5.00 per share as the second tranche of the share placement announced on 20 May 2008.

In addition, during the year a total of 1,108,951 ordinary shares were issued on the exercise of unlisted options details of which are as follows:

  455,000 shares at $2.00 per share

  95,000 shares at $2.08 per share

  43,951 shares at $4.14 per share

  40,000 shares at $2.69 per share

  250,000 shares at $2.37 per share

  225,000 shares at $2.53 per share

The Company has not redeemed any of its shares during the year ended 31 December 2008. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

At 31 December 2008 Sino Gold had 291,811,627 ordinary shares and 13,062,420 unlisted options and warrants on issue.

Dividends

No dividends have been recommended, declared or paid during the year ended 31 December 2008.

Significant Changes in Affairs

There were no significant changes to the state of affairs of the Company or the Group during the year other than the issue of shares by the Parent company as stated in the Review and Results of Operations.

Significant Event after Balance Date

On 11 August 2009, the Company announced the temporary suspension of operations at White Mountain due to the blockage of road access to the mine site by a small group of villagers residing approximately 3.5kms from the mine site. This small group of villagers has been demanding compensation for alleged pollution of the water in a nearby creek.

Extensive testing of the water in the creek at the White Mountain Mine, by independent experts and relevant offices of the Environmental Protection Bureau, has confirmed that the claims of the small group of villagers are without foundation. The Company believes that it is not appropriate to pay compensation under these circumstances, particularly as it may encourage other groups to pursue similar unsubstantiated claims.

The Company has taken a non-confrontational and patient approach in dealing with the villagers in an effort to create more harmonious relations with the villagers in the vicinity. The Company is working closely with local government officials, the Ministry of Environmental Protection and other relevant bodies to develop a solution that addresses the concerns of all stakeholders.

In January 2010, the White Mountain mine obtained all the necessary formal approvals from the relevant Chinese government department and production has recommenced.

On 26 August 2009, the Board of the Company and Eldorado Gold Corporation ("Eldorado") announced the proposed merger of the two companies. The merger was implemented by: (i) the Share Scheme under which Eldorado would acquire all of those Sino Gold shares that it did not own in return for the issue of 0.55 Eldorado shares in the form of Eldorado CDIs for each Sino Gold share held; and (ii) the Option Scheme under which all Sino Gold options would be cancelled in return for the issue of Eldorado shares in the form of Eldorado CDIs.

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

 The merger was successfully completed on 4 December 2009 and the Board of Directors of the Company resigned collectively on that date. The Company was subsequently delisted from both the Australian Stock Exchange and the Main Board of the Stock Exchange of Hong Kong on 15 December 2009.

In November 2009, the Eastern Dragon project loan facility was granted by the China Merchant Bank (CMB). The facility totals RMB450 million (US$66 million) which is made up of two components - fixed assets loan (RMB420 million) and a working capital loan (RMB30 million). The facility is secured by a guarantee letter issued by the Company. As at the date of this report, the loan has not been drawn down as a condition precedent states that the facility can only be drawn down once the Eastern Dragon project permit approval (PPA) has been granted by the Heilongjiang provincial Development and Reform Committee (PDRC) which is expected to be granted in March 2010.

In January 2010, the group acquired an additional 40% interest in the Xunke project for US$11 million. In total the Company owns 65% of the interest in the property. The exploration license of Xunke is currently in the process of being transferred into the Company's joint venture company in Heilongjiang.

Likely Developments and Expected Results

The directors have excluded from this report any further information on the likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years, as the directors believe that it would be likely to result in unreasonable prejudice to one or more entities in the consolidated group.

Environmental Regulation

The group's operating subsidiaries hold permits issued by Provincial Environmental Protection Bureau of the People's Republic of China ("PRC") which specify limits for discharges to the environment from operations as a result of group activities.

These limits are determined by State Environmental Laws and Regulations which are reviewed from time to time.  The permits regulate the management of discharges to the air and storm water run-off associated with the mining operations as well as the storage of hazardous materials.

There were no significant breaches of license conditions in the financial year.

Indemnification and Insurance of Directors and Officers

The Company has arranged Directors & Officers Liability/Company Reimbursement Insurance Policies which cover all the Directors & Officers of the Company and its controlled entities.  The terms of the policies prohibit disclosure of details of the amount of the insurance cover, the nature thereof and the premium paid.

Directors' Meetings

The numbers of meetings of directors held during the year and the number of meetings attended by each director in office during the year were as follows:

	Meetings entitled to attend	Meetings attended
J Askew	9	9
J Klein	9	9
H Xu	9	8
P Cassidy	9	9
B Davidson	9	9
P Housden	9	8
L Li (appointed 16/07/08)	5	4
T McKeith (appointed 18/04/08)	7	6
J Zhong (resigned 03/03/08)	2	-
J Dowsley (resigned 18/04/08)	2	2

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Rounding

The amounts contained in this report have been rounded off under the option available to the company under ASIC Class Order 98/100.  The company is an entity to which the Class Order applies.

Audit Committee

The Group's financial report for the year ended 31 December 2008 was reviewed by the audit committee. The audit committee notes the ongoing interpretation under International Financial Reporting Standards which deems certain share options to be derivative liabilities rather than equity and the resultant impact of this on the balance sheet and income statement of the Company as highlighted in the financial results.

Remuneration Report (Audited)

The Company's remuneration policy is designed to attract, retain and motivate highly talented individuals to ensure the capability of our workforce to deliver the business strategy and to maximize shareholder wealth creation.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-Executive Director Remuneration

The Board seeks to set aggregate remuneration at a level that provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost that is acceptable to shareholders.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting.

The latest determination was at the Annual General Meeting held on 27 May 2008 when shareholders approved an aggregate remuneration of $850,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the fee structure is reviewed annually. The Board considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each non-executive director receives a base fee of $85,000 for being a director of the Group.  The Chairman receives a base fee of $175,000.  From 1 January 2008 an additional fee of $7,500 is paid for each Board committee on which a non-executive director sits and $10,000 if the director is a Chair of a Board Committee with $15,000 being paid to the Chair of the Audit Committee. The payment of additional fees for serving on a committee recognises the additional time commitment required by non-executive directors who serve on one or more sub committees. Additional fees by way of bonus may also be awarded by the Board to a non-executive director who, at the Board's request, performs significant additional services for the Company that are appropriate for a director to carry out.

The non-executive directors do not receive retirement benefits.

Executive Remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Chief Executive Officer and the executive team.  The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

Cash bonuses paid and numbers of options granted are at the complete discretion of the Board and are based on individual and company performance based on set performance targets.

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

To assist in achieving these objectives, the Remuneration Committee considers the nature and amount of Executive Directors' and Officers' emoluments to the Company's financial and operational performance.  All senior executives have the opportunity to qualify for participation in the Executive and Employee Option Plan which currently provides incentives.  The options vest over 3 years and expire in 5 years provided that the employee/director remains as employee/director of the company.

Details of the nature and amount of each element of the remuneration of each director of the company and 5 named executives who receive the highest remuneration are shown below.

The key principles of the remuneration policy are to:

  Set competitive rewards to attract, retain and motivate highly skilled people.

  Implement challenging key performance indicators (KPIs) including financial and non-financial measures of performance through our Performance Management Program.

  Ensure remuneration planning continues to be integrated within the Company's business planning process.

  Total reward levels and performance targets will be set at appropriate levels to reflect the competitive market in which we operate; the prevailing economic environment and the relative performance of comparator companies.  The aim is to position outstanding performance within the top quartile of the industry.

  Establish short and long-term incentive programs across the organization, for which the following principles apply:

- Short term annual cash bonus:

  Individual bonus is earned and not a right;

  Bonus is discretionary and distribution is related to outstanding achievement and/or achievement of specific set targets;

  Bonus is determined according to individual, team and Company performance;

  General labour market conditions for the position will be considered; and

  Frequency, timing and quantum of any incentive program must be approved by the CEO and the Board in respect of senior executives and executive directors.

- Long term performance based share options:

Senior staff and, where the Board considers appropriate, directors will be offered participation in the Company's approved Executive and Employee Option Plan.  The Board will determine the conditions on which options are issued under this Plan.  The options are issued at an exercise price being the weighted average sale price of the Company's shares on ASX over the 5 trading days immediately prior to the date of issue of the options.

The remuneration structure maintains its validity by conducting annual reviews taking into account individual performance, the economic environment, the unique requirement for certain employees and directors to travel to and spend time in China, particularly at mine sites, and relevant job and industry comparisons.  The company values the contribution of both individuals and teams in achieving the goals and objectives of the business and through our Performance Management Program our employees understand how their plans and efforts are linked to the organisation's objectives and the interests of the shareholders.

The remuneration structure further recognises that whilst the Company is in the process of developing its projects and pursuing new opportunities, it should conserve its cash resources, and accordingly, where appropriate, should issue options under the approved Executive and Employee Option Plan as an integral part of its remuneration policy in lieu of making cash payments.

The total number of options over unissued shares that may be issued under the EOP, which added to the number of shares or options issued under all other employee or executive share or option plans of the Company must not exceed 10% of the total number of shares on issue from time to time.

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Director remuneration for the year ended 31 December 2008

* Interest benefits under ESIS loans.  There was no repayment of ESIS loan by Mr. Klein and Mr. Xu in 2008. The loans are interest free - details of the terms of the ESIS loans are set out in Note 19(iv) of the financial statements.

** The fair value of options granted have been valued using a Black Scholes option pricing model which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option. The options granted have a 3 year vesting period and accordingly the fair value of these options are recognised as an expense over that vesting period.These options were issued pursuant to the Company's Executive and Employee Option Plan approved by the Board on 28 August 2002 - refer to Note 16(c).

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Director remuneration for the year ended 31 December 2007

* Interest benefits under ESIS loans.  There was no repayment of ESIS loan by Mr. Klein and Mr. Xu in 2008. The loans are interest free - details of the terms of the ESIS loans are set out in Note 19(iv) of the financial statements.

No housing or other allowances are paid to directors and no inducements are paid to directors to join the Board. No director has waived or agreed to waive any emoluments.

Remuneration of the 5 named executives who receive the highest remuneration for the year ended 31 December 2008

* The fair value of options granted have been valued using a Black Scholes option pricing model which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option. The options granted have a 3 year vesting period and accordingly the fair value of these options are recognised as an expense over that vesting period.These options were issued pursuant to the Company's Executive and Employee Option Plan approved by the Board on 28 August 2002 - refer to Note 16(c).

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Remuneration of the 5 named executives who receive the highest remuneration for the year ended 31 December 2007

Employment Agreements

Executive Directors

The Company entered into new Employment Agreements dated 30 December 2008 with Mr J Klein (Chief Executive Officer) and Mr H Xu (Executive Director) to secure their services for a minimum of two years, to ensure that the Company's strategic plan (adopted in July 2008) could be embarked upon and, at least, be substantially implemented. The Company was advised by independent expert consultants (Mercer) in these negotiations as to the level and nature of the remuneration benefits and incentive milestones that are applicable and reasonable, having regard to the duties and targets set for the two executive directors, the size, market position and goals of the Company, the remuneration levels of comparable executives in peer group companies and the international market for senior executives of successful mining companies.

The key features of the new Employment Agreements are:

1.

Total Fixed Remuneration (TFR), which has been determined in regard to the existing TFR of Sino Gold and the TFR of comparable executives in peer group companies, within Australia and overseas. The TFR is fixed for 2009 and for 2010.

2.

Short Term Incentive (STI), of up to 50% of TFR (with an increase at the Board's discretion for over achievement), subject to achieving key performance indicators in 2009.  These key performance indicators were set by the Company's Remuneration Committee and cover the following main areas:

  Revenue and operating profit targets;

  Attaining ore reserve targets;

  Attaining production targets; and

  Government and public relations.

In both cases, there is a pro-rata vesting entitlement if more than 75% of the employee's or company's targets are achieved. The targets for 2010 are to be set by the Board by 31/10/2009 and will be based on the approved budget for 2010.

3.

Long Term Incentive (LTI), being options issued under the existing Executive and Employee Option Plan, to be issued as at 31 December in each year (subject to shareholder approval). The quantum of options to be issued under both Agreements is:

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

  120% of annual TFR for top decile (i.e. 90% - 100%) of Peer Group total shareholder returns (TSR);

  100% of annual TFR for 75% - 90% Peer Group TSR;

  50% of annual TFR for 50% - 75% Peer Group TSR; and

  pro-rata increases in between.

The Peer Group comprises 20 mid-tier listed international gold mining companies with operations in developing countries.  These include companies with a primary listing in Australia (4), Canada (8), Hong Kong (3), UK (3) and USA (2).

4.

Retention Incentive (RI), being the incentive payment agreed to be paid to each of the executive directors for committing to serve the Company for a further two-year period. The nature of the RI is performance rights, with shares to be issued/delivered as at 31 December 2010, subject to the executive remaining employed by the Company (except in the event of a change in control), the agreed key performance indicators being achieved and, if necessary, shareholder approval. Like the STI, the key performance indicators for the RI are set by the Company's Remuneration Committee and cover the following main areas:

  Progression of mining operations;

  Market capitalization related targets;

  Safety and environmental related targets; and

  Government and public relations.

The maximum number of shares to be issued under the RI are as follows:

For Mr J Klein

  equal to $2 million market value at 30/11/2010 based on a 20 day volume weighted average price.

For Mr H Xu

  equal to $1 million market value at 30/11/2010 based on a 20 day volume weighted average price.

Mercer has given written confirmation that, as the Board has adopted the strategic plan developed by the CEO and Executive Director and as it regards the retention and incentivisation of both these executives as critical to implementing and achieving this plan and to the on going operations of the Company, the agreed levels of remuneration and incentive payments (including the Retention Incentive) under the terms of the Employment Agreements, are both appropriate and reasonable.

Company Secretary

The Company has entered into an agreement ("Employment Agreement") with Mr. I Polovineo on 1 January 2004 for the provision of his services as Company Secretary. The Employment Agreement is for a rolling 12 month period. There are no other benefits under the Agreement including termination benefits other than normal redundancy provisions. The remuneration under the Agreement is subject to review on an annual basis. There are no contractual entitlements to any bonuses.

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Compensation options: Granted and vested in 2008

Sino Gold Mining Limited

Directors' Report

For the Year Ended 31 December 2008

Options granted as part of remuneration in 2008

Sino Gold Mining Limited

Auditor Independence and Non-audit Services

For the Year Ended 31 December 2008

Auditor Independence Declaration

Auditor Independence and Non-audit Services

The directors received the following declaration from the auditors of Sino Gold Mining Limited.

Auditor's Independence Declaration to the Directors of Sino Gold Mining Limited

In relation to our audit of the financial report of Sino Gold Mining Limited for the financial year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Non-Audit Services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

$
Capital raising	53,766
Process improvements	80,000
Total	133,766

Signed in accordance with a resolution of directors.

(Signed) Dawn Moss          Director

                                                  (Signed) Geoff Handley         Director

Sydney

15 February 2010

Sino Gold Mining Limited

Income Statement

Year Ended 31 December 2008

INCOME STATEMENT

Sino Gold Mining Limited

Balance Sheet

For the Year Ended 31 December 2008

BALANCE SHEET

Notes	Group 2008 A$'000	Group 2007 A$'000	Parent 2008 A$'000	Parent 2007 A$'000
CURRENT ASSETS					
Cash and cash equivalents	23(a)	70,537	38,967	36,822	31,394
Restricted cash	23(a)	160,652	69,986	160,652	69,986
Trade and other receivables	4	5,684	5,196	3,431	996
Inventories	5	40,371	35,529	-	-
Other	6	22,594	6,453	1,702	2,180
TOTAL CURRENT ASSETS		299,838	156,131	202,607	104,556
NON-CURRENT ASSETS					
Receivables	7	4,488	1,331	463,351	97,528
Other financial assets	8	-	11,381	227,082	284,804
Property, plant and equipment	9	582,768	304,862	600	277
Deferred tax assets	3(d)	280	639	-	-
Deferred exploration, evaluation and development costs	10	364,777	311,011	-	-
TOTAL NON-CURRENT ASSETS		952,313	629,224	691,033	382,609
TOTAL ASSETS		1,252,151	785,355	893,640	487,165
				-	
CURRENT LIABILITIES					
Trade and other payables	11	114,952	101,766	20,607	53,172
Provisions	12	1,163	783	1,163	783
Interest bearing liabilities	13	181,338	106,998	-	-
Tax payable	3(c)	10,014	-	-	-
Derivatives	15	1,829	29,216	1,829	2,456
TOTAL CURRENT LIABILITIES		309,296	238,763	23,599	56,411
NON-CURRENT LIABILITIES					
Interest bearing liabilities	13	71,775	34,547	-	-
Provisions	14	33,738	24,546	-	-
Deferred tax liabilities	3(d)	10,783	4,712	-	-
Derivatives	15	-	95,755	-	2,475
TOTAL NON-CURRENT LIABILITIES		116,296	159,560	-	2,475
TOTAL LIABILITIES		425,592	398,323	23,599	58,886
NET ASSETS		826,559	387,032	870,041	428,279
EQUITY					
Issued capital	16	857,284	527,970	857,284	527,970
Accumulated losses		(191,627)	(87,802)	(185,284)	(75,494)
Hedge reserve		(116,515)	(121,548)	-	-
Other reserves	17	216,156	6,566	198,041	(24,197)
Total parent entity interest in equity		765,298	325,186	870,041	428,279
Outside equity interests		61,261	61,846	-	-
TOTAL EQUITY		826,559	387,032	870,041	428,279

Sino Gold Mining Limited

Statement of Cash Flows

For the Year Ended 31 December 2008

STATEMENT OF CASH FLOWS

Sino Gold Mining Limited

Statement of Changes in Equity

For the Year Ended 31 December 2008

STATEMENT OF CHANGES IN EQUITY

*

Please refer to Note 1(a)

Sino Gold Mining Limited

Statement of Changes in Equity

For the Year Ended 31 December 2008

PARENT	Issued capital A$'000	Convertible notes equity component A$'000	Accumulated losses A$'000	Hedge reserve A$'000	Other reserves A$'000	Outside equity interests A$'000	Total A$'000
At 1 January 2008	**527,970**	**-**	**(75,494)**	**-**	**(24,197)**	**-**	**428,279**
Currency translation differences	-	-	-	-	214,322	-	214,322
Total income/(expense) for the period recognised directly in equity	**-**	**-**	**-**	**-**	**214,322**	**-**	**214,322**
Profit/(loss) for the period	-	-	(109,790)	-	-	-	(109,790)
Total income/(expense) for the period	**-**	**-**	**(109,790)**	**-**	**214,322**	**-**	**104,532**
Allotment of new shares	328,136	-	-	-	-	-	328,136
Exercise of options	2,594	-	-	-	817	-	3,411
Share issue costs	(4,678)	-	-	-	-	-	(4,678)
Cost of share based payments	-	-	-	-	7,099	-	7,099
Acquisition of outside equity interest - Golden China	3,262	-	-	-	-	-	3,262
At 31 December 2008	**857,284**	**-**	**(185,284)**	**-**	**198,041**	**-**	**870,041**
At 1 January 2007	**168,259**	**3,228**	**(58,706)**	**-**	**(14,605)**	**-**	**98,176**
Currency translation differences	-	-	-	-	(26,996)	-	(26,996)
Total income/(expense) for the period recognised directly in equity	**-**	**-**	**-**	**-**	**(26,996)**	**-**	**(26,996)**
Profit/(loss) for the period	-	-	(16,788)	-	-	-	(16,788)
Total income/(expense) for the period	**-**	**-**	**(16,788)**	**-**	**(26,996)**	**-**	**(43,784)**
Allotment of new shares	321,587	-	-	-	-	-	321,587
Convertible notes conversion into equity	44,457	(3,228)	-	-	-	-	41,229
Exercise of options	5,509	-	-	-	-	-	5,509
Share issue costs	(11,842)	-	-	-	-	-	(11,842)
Movement in the fair value of share options	-	-	-	-	13,611	-	13,611
Cost of share based payments	-	-	-	-	3,793	-	3,793
At 31 December 2007	**527,970**	**-**	**(75,494)**	**-**	**(24,197)**	**-**	**428,279**
	-	-	-	-	-	-	-

Sino Gold Mining Limited

Directors' Declaration

For the Year Ended 31 December 2008

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. The financial report has been prepared in accordance with the historical cost convention except for investment in listed shares and derivative financial instruments that have been measured at fair value.

The financial report is presented in Australian dollars and all values rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC class order 98/100.  The company is an entity to which the class order applies.

Amendments to the Annual Report Subsequent to Lodgment Date

Subsequent to the lodgment of 2008 Annual Report on 31 December 2008 with the ASX and the Australian Securities and Investments Commission ('ASIC'), additional information has come to light highlighting the following:

1)

There was an error in converting the mineral interest and goodwill account from Renmimbi Yuan ("RMB") to United States Dollars ('USD') in the preparation of the Company consolidated financial statement. This adjustment increased the foreign currency translation reserve account by A$6.3 million and increased the deferred exploration, evaluation and development costs account by the same amount.

2)

At 31 December 2008, A$10.1 million in relation to the foreign exchange impact to Eastern Dragon equity interest was allocated to group equity account instead of outside equity interest. This adjustment was transferred out of group equity account into the outside equity interest account. These adjustments have no impact on the consolidated and parent entity's income statement results and disclosures within this report. The pages of the annual report which have been affected by the amendments are as follows: pages 24, 26, 48, 59 and 73.

3)

Sino Gold prepares its consolidated financial statements in accordance with AIFRS. AIFRS differs in certain material respects from Canadian GAAP. These differences and adjustments necessary to present Sino Gold's financial statements in accordance with Canadian GAAP, are reflected in Note 28 - Accounting Policy Adjustments - Accounting Policy Alignment.

4)

There were two subsequent events presented in the original 2008 Annual Report. The first was a Share Purchase Agreement was reached for the sale of BioGold and the consideration of RMB10 million was received on 16 February 2009; the second was Jinfeng accepted terms on a financing facility from China Construction Bank for RMB780 million, of which RMB680 million was a fixed assets loan, RMB100 million was a working capital loan. In May, 2009 Jinfeng made the full drawdown under the fixed assets loan facility of RMB680 million. In August 2009, Jinfeng made RMB85 million under the working capital loan facility. JF does not need further working capital funding, so the RMB15 million out of the RMB100 million working capital loan facility is given up. Other than the above mentioned two subsequent events, since then till this restatement report date, there are a number of additional subsequent events which are reflected hereafter note 27 - Subsequent Events.

Adjustments to 2007 published financial statements

The prior year values within these financial statements include restatement to the equity balances as at 31 December 2007 from A$345.9 million to A$387.0 million when compared to the 30 June 2007 financial statements. Restatements of the outside equity interest has resulted from the calculation of the fair value uplift on the acquisition of Eastern Dragon. This adjustment of A$39.7million to the 31 December 2007 balance sheet resulted in a restatement of deferred exploration, evaluation and development costs (increase of A$41.2 million), reserves (increase of A$22.6 million) and outside equity interest balances (increase of A$18.5 million). A$15.2 million was incorrectly included in the hedge reserve. This was transferred to the foreign currency translation reserve in the current year.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Statement Reclassification

The company has reclassified the comparative income statement and cash flow statement to conform with the current year presentation to better align with current operations of the company. The specific adjustments are summarized below:

Sales Revenue - The hedging loss ($9.3 million) is disclosed as a separate line item as opposed to netted against total revenue as was previously disclosed in 2007.

Cost of Sales - The name of account is changed to "Operating Costs". Royalty expense ($1.3 million) and rehabilitation costs ($0.3 million) were included as part of "Cost of Sales" as previously disclosed in 2007. Currently, they are classified as "Other Operating Expenses".

Other Income - Foreign Exchange Gains/Losses is included as "Other Income" whereas as previously disclosed in 2007, such gain ($1.6 million) was shown as a separate item.

Occupancy Expenses - This item was separately disclosed in 2007 ($0.6 million). In 2008 it has been included in "Other Corporate Costs".

Staff Costs - This line item has been renamed to "Employee Benefits" in 2008 ($2.8 million in 2007).

Administrative Expenses - Included in "Other Corporate Costs" in 2008 ($4.6 million in 2007).

Foreign Exchange Gain/Loss - see "Other Income" note above.

Convertible Note Fee - This is included in "Finance Costs" in 2008 ($6.5 million in 2007).

Other Finance Costs - This is included in "Finance Costs" in 2008 ($8.0 million in 2007).

(b)

Statement of compliance

This financial report complies with Australian Accounting Standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The following table lists all applicable standards/interpretations not yet effective for the 31 December 2008 year end that the group has elected not to early adopt.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 8 and AASB 2007-3	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009

AASB 8 is a disclosure

standard so will have no

impact on the Group's financial statements as the Group is no longer a listed entity. 'AASB 8 is a disclosure standard and will have no impact on the Group's financial statements as the Group is no longer a listed entity.

1 January 2009

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

AASB 123 (Revised) and AASB 2007-6	Borrowing Costs and consequential amendments to other Australian Accounting Standards	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	The impact has been assessed. The Group capitalised all borrowing costs associated with qualifying assets.	1 January 2009
AASB 101 (Revised) and AASB 2007-8	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

Introduces a statement of comprehensive income.

Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

1 January 2009

These amendments will only affect the presentation of the Group's financial report and does not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The

Group has decided present two separate statements - Income Statement and a Statement of Comprehensive Income.

1 January 2009
AASB 2008-1	Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations

The amendments clarify the definition of 'vesting conditions', introducing the term 'non-vesting conditions' for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.

			1 January 2009	The Group has share-based payment arrangements and has assessed the impact of the standard. It is not expected that this will significantly impact the group.	1 January 2009
AASB 2008-2	Amendments to Australian Accounting Standards - Puttable Financial Instruments and Obligations arising on Liquidation

The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities.

			1 January 2009	These amendments do not have any impact on the Group's financial report as the Group does not have on issue or expect to issue any puttable financial instruments as defined by the amendments.	1 January 2009

*designates the beginning of the applicable annual reporting period unless otherwise stated

Certain Australian Accounting Standards and UIG interpretations have recently been issued or amended that will be effective from the company's financial year beginning 1 January 2010. The directors have not early adopted any of these new or amended standards or interpretations. The directors have not yet fully assessed the impact of these new or amended standards (to the extent relevant) and interpretations.

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Sino Gold Mining Limited and its subsidiaries ('the Group').

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adjustments are made to bring into line any dissimilar accounting policies that may exist. All inter-company balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  The parent entity measures its investment in subsidiaries at cost.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Sino Gold Mining Limited has control.

The minority interests represent the interest not held by the Group.

(d) Change in hedge disclosure

During the year the Company closed out its gold hedge book and does not anticipate entering into any further gold hedging.  As a result, the Company has amended its disclosures within the profit and loss associated with the loss on gold hedges including the comparative period.  Previously the loss on gold hedges would have been recognised within "Revenue from gold sales" as the underlying hedged transactions occur, instead the company is recognising the hedging loss pre-close out and amortisation of the hedge close-out for the period of $12.0 million and $23.2 million, respectively, as separate lines within the profit and loss.  The Company believes that this revised disclosure is more relevant and will enable a more accurate year on year comparison of the results of the underlying operations.

(e) Foreign currency translation

Both the functional currency of Sino Gold Mining Limited and its Australian subsidiaries is United States dollars ("US$").  The presentation currency of the Group is Australian dollars ("A$" or "$").

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement.  Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of the overseas subsidiaries is Renmimbi Yuan ("RMB").

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Sino Gold Mining Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Property, plant and equipment

Cost and Valuation

Items of property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value.

Mineral properties

Acquired mineral rights and pre-stripping costs are capitalised and classified as 'Mineral properties'.

Waste pre-stripping costs incurred during the production phase are charged to the income statement as operating costs when the ratio of waste material to ore extracted is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

  All costs are initially charged to the income statement and classified as operating costs.

  When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs is capitalised.

  In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs.

Depreciation

Depreciation is provided on a straight-line basis over the estimated useful life of the asset, other than mine property and equipment, which are depreciated on a unit of production basis to an estimated residual value.

Major depreciation periods are 5 to 15 years for non-mining plant and equipment or the lease term for leasehold improvements.

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

(g) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are de-recognised and as well as through the amortisation process.

Borrowing costs

Borrowing costs are recognised as an expense when incurred. In relation to qualifying assets, the borrowing costs directly associated with these assets are capitalised (including any other associated costs directly attributable to the borrowing and temporary investment income earned on the borrowing).

(i) Convertible Notes

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of issue costs.

On the issue of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time, is recognised as a finance cost.

The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity, net of issue costs. The value of the conversion option is not changed in subsequent years.

The corresponding equity dividends on those shares are charged as a distribution of profit and loss.

Issue costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

(j) Provisions and employee benefits

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the  expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Rehabilitation

Provisions are made for mine rehabilitation and restoration.  The present value of restoration obligations is recognized at commencement of the mining operations where a legal or constructive

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

obligation exists at that time.  The provision is recognised as a non-current liability with a corresponding asset recognised in relation to the mine site.  At each reporting date the rehabilitation liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred.

The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity.

These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Long service leave

The liability for long service leave is recognised and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(k) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').  The Executive and Employee Option Plan (EOP) is in place to provide these benefits. Options granted under this vest over a three year period and have no attaching market or performance conditions.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a Black Scholes model and amortised over the vesting period.

The fair value of options as at the grant date is expensed to the income statement over the vesting period to the extent that it is expected that that these options will ultimately vest (ie - the sevice and performance conditions will be met). No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at the grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Options granted to investors where there is no share based payment relationship and are denominated in a foreign currency are accounted for as derivative liabilities.  These options are recorded on the balance sheet at fair value with any movements in fair value recorded directly in the income statement.

(l) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer, being when the gold bullion leaves the mine site.

Interest

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

(m) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

  Consumable stores and spares - purchase cost on first-in-first-out basis.

  Finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overhead based on normal operating capacity.

  Gold in circuit and in transit - cost of direct material and labour and a proportion of manufacturing overhead based on normal operating capacity.

  Ore stockpiles - cost of direct material and labour and a proportion of manufacturing overhead based on normal operating capacity.

 (n) Derivative financial instruments

Forward Gold Hedges

The consolidated entity previously entered into forward gold hedges where it agreed to sell specified ounces of gold at a predetermined gold price. The objective of these hedges was to match the forward agreements with anticipated cash flows from future gold sales and as such are considered "cash flow" hedges under AASB139. The fair value of all qualifying cash flow hedges is recorded on the balance sheet.  Movements in fair value, to the extent the hedges are effective, are recorded as a separate component of equity and released to the profit and loss at the time the hedged transaction was contracted to occur.

The fair value of forward gold hedge contracts are calculated by reference to current gold forward hedge contracts with similar maturity profiles on similar instruments. If the forecast transaction is no longer expected to occur, amounts recognised in equity are transferred to the income statement.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

During the year the Company closed out its gold hedge book and at the close-out date the total loss in the hedge reserve within equity was US$118.6 million. Hedge accounting requires the cost to be brought to account at the original hedge designated dates. The spot gold price realised will be recognised as sales revenue in the Income Statement. The non-cash hedging losses form a separate pre-tax line item in the Income Statement that does not form part of the operating profit. The hedging loss for this period was A$35.2 million.

(o) Income tax and other taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences except:

  When the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

  When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:

  When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

  When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

(o) Income tax and other taxes

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

  When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

  Receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Value Added Tax

Gold sales in China are exempt from value added tax and no value added tax refunds are available for input tax credits other than for value added tax incurred on fixed assets for enterprises classified under the Encouraged Category as defined by the Chinese Development and Reform Committee.

Accordingly input value added tax paid is attached to the expenditure items and accounted for in the same manner as those items except where an input value added tax credit can be claimed in which case a current receivable is recognised.

(p) Cash and cash equivalents

Cash in the balance sheet comprise cash at bank and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Restricted cash represents cash held on deposit to secure the RMB working capital loans within China.  These loans are securitised by Standby Letters of Credit issued by off-shore China banks on which restricted cash is held on deposit.

(q) Mineral interest, exploration and evaluation costs

Costs arising from exploration and evaluation activities are carried forward provided such costs are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not at balance date reached a stage to allow a reasonable assessment regarding the existence of economically recoverable reserves.

Grants and subsidies are offset against costs as incurred.  Costs carried forward in respect of an area of interest that is abandoned are written off in the period in which the decision to abandon is made.

(r) Development costs

Costs incurred in the development and construction of a mining operation are capitalised to the extent that the carrying amount does not exceed recoverable amount. Once production commences the carrying value is transferred to property, plant and equipment and depreciated accordingly.

(s) Significant accounting estimates

Deferred tax estimates

The Group is required to estimate the deferred tax liabilities and assets as per the accounting policy note in paragraph (o) above.

Impairment of available for sale investments

The Group applies judgment in determining the fair value of the available-for-sale assets as per the accounting policy note in paragraph (v) below.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of mineral interest

The Group applies judgment in determining the recoverable value of mineral interest as per the accounting policy note in paragraph (q) above.

Option Values

The Group is required to determine the fair value of options granted to employees and seed investors as per the accounting policy note in paragraph (k) above.  The fair value is determined using a Black Scholes model with the assumption detailed in Note 16(c).

Rehabilitation

The group is required to estimate the rehabilitation costs of its operations in the accounting policy note in paragraph (j) above. The estimate is based on management's best estimate of the cost.

Exploration and evaluation costs

The group applies judgment in determining which exploration costs should be capitalised or expensed as per the accounting policy in above note (q).

Reserves

Reserves are estimates of the amount of metal that can be economically and legally extracted from the Group's mining properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

The Group is required to determine and report ore reserves in Australia under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group's financial results and financial position in a number of ways, including the following:

  Asset carrying values may be affected due to changes in estimated future cash flows.

  Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

  Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.

  Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

  The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

(t) Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Goodwill on acquisition, being the excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets acquired, is recognised mineral reserves as goodwill does not exist within the mining industry. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(u) Segment reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other operating business segments. Management has assessed the reportable business segments under AASB 114 Segment Reporting. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

(v) Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and de-recognition.

Regular purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. All regular purchases and sales of financial assets are recognised on the trade date being the date that the Group commits to purchase the asset. Financial assets are de-recognised when the right to receive cash flows from the financial assets have expired or been transferred.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term with the intention of making a profit. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the balance sheet.

Available-for-sale securities

Available-for-sale investments are those non-derivative financial assets, principally equity securities, that are designated as available-for-sale or are not classified as any of the three preceding categories. After initial recognition available-for sale securities are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is de-recognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments with no active market, fair values are determined using valuation techniques. Such techniques include: using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models making as much use of available and supportable market data as possible and keeping judgmental inputs to a minimum.

Investments in subsidiaries are held at cost.

(w) Trade and other payables

Trade and other payables are carried at amortised cost due to their short term nature and are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition, except retention amounts which will be due after 12 months. Amounts due after 12 months are discounted where the effect is material.

(x) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

  costs of servicing equity (other than dividends) and preference share dividends;

  the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

  other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(y) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

Group 2008 $'000	Group 2007 $'000	Parent 2008 $'000	Parent 2007 $'000
2. PROFIT AND LOSS ITEMS				
(a) Revenue from ordinary activities:				
Revenue from sale of gold	**198,158**	33,573	**-**	-
Other operating revenue*	**7,892**	-	**-**	-
	206,050	33,573	**-**	-

*Other operating revenue relates to silver and other BioGold by-product sales

	Group 2008 $'000	Group 2007 $'000	Parent 2008 $'000	Parent 2007 $'000
(b) Cost of sales				
Operating costs	**122,454**	22,918	**-**	-
Depreciation and amortisation	**14,128**	3,449	**-**	-
	136,582	26,367	**-**	-
(c) Corporate expenses				
Depreciation and amortisation	**223**	20	**223**	20
Employee benefits	**7,615**	3,060	**7,615**	6,629
Share-based payment expense	**7,099**	3,793	**7,099**	3,793
Administration costs	**3,117**	4,926	**2,125**	1,357
	18,054	11,799	**17,062**	11,799
(d) Other operating expenses				
Rehabilitation amortisation	**1,264**	305	**-**	-
Royalties expense	**5,064**	1,286	**-**	-
Resource tax	**1,195**	-	**-**	-
Other operating expense	**549**	-	**-**	-
	8,072	1,591	**-**	-
(e) Other income				
Interest revenue	**5,291**	6,136	**5,291**	6,136
Sundry income	**55**	66	**55**	66
Foreign exchange gain/(loss)	**10,611**	1,562	**670**	(2,070)
	15,957	7,765	**6,016**	4,132
(f) Finance costs				
Interest paid and charged	**8,061**	9,060	**130**	1,578
Rehabilitation unwinding expense	**1,645**	-	**-**	-
Other borrowing costs	**1,177**	7,789	**205**	7,301
	10,883	16,849	**335**	8,879
(g) Gain on fair value of vested share options - derivatives				
Gain on fair value of vested share options - derivatives*	**2,286**	1,303	**2,286**	1,303

*Gain on fair value movement of vested seed options.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

**Golden China

At the time of the acquisition, Golden China recognised US$45 million in mineral interest. Under AASB 136 Impairment of Assets, mineral interests are required to be tested for impairment on an annual basis.

The Golden China Group is treated as one cash generating unit (CGU) including the BioGold facility, Nibao and Beyinhar. The Company assessed each asset within the Golden China group and concluded that a total impairment write down of $90.1 million in relation to the mineral interest, property, plant & equipment and exploration and evaluation assets of the Golden China Group was required at 31 December 2008 based on the following analysis:

Management has assessed the recoverable amount of GCX by considering various valuation techniques used in the industry using a range of assumptions and discount rates, review of brokers reports, latest drilling and operating costs and the market capitalisation of the Group.  The recoverable amount of GCX was determined by management to be US$68.4 million (A$98.8 million).  The corresponding value in use discounted cash flow analysis utilises the following assumptions:

  Discount rate: post-tax rate of 6.37%

  Years of cash flow: 10 years which approximates the expected mine life based on current mine plans

  Gold price: US$900/oz

The impairment was required due to management obtaining new information from additional exploration activities.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

2. PROFIT AND LOSS (CONTINUED)

Available for sale asset:

Based on current market values this asset has been written down to nil.

***Other Investments

The Company's other available for sale financial asset has been written down to nil based on its current share market value.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

3. INCOME TAX (CONTINUED)

The net movement of $5.1 million has been recognised in the tax expense in the income statement for 2008. There was no income tax expense impact for 2007.

There are no deferred tax balances recognised in the parent entity.

Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value. No amounts are past their due date or impaired. All trade debtors are current. It is expected these balances will be received when due.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security, nor is it the Group's policy to transfer (on-sell) receivables to special purpose entities.

Detail regarding liquidity risk and foreign currency risk exposure is disclosed in Note 25.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

*Loans to employees pursuant to the terms of the Sino Gold Mining Limited Employee Share Incentive Scheme ("ESIS")-secured only against issued shares-refer to note 16 (d).

**Relates to amounts due from the sale of Tianjianshan in 2003. This amount is interest free and the remaining amount due is US$150,000 on 31 December 2009 which is classified into current receivables.

Due to the nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. With the exception of the employee loans, collateral is not held as security, nor is it the Group policy to transfer (on-sell) receivables to special purpose entities.

Detail regarding liquidity risk and foreign currency risk exposure is disclosed in Note 25.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

8. OTHER FINANCIAL ASSETS-NON CURRENT (CONTINUED)

Investments in subsidiaries (continued)

*Movement is due to foreign exchange fluctuation only. All investments are denominated in US$.

**During the financial year, all of Shandong Sino Gold Fields Ludi Limited and Sino Zhaoyuan Xinxin Mining Limited related costs and net assets were written off.

***Balance in 2007 included an accrual amount for the acquisition of investment in the joint venture. This has been subsequently reversed in 2008.

(a)

Incorporated in the Cayman Islands

(b)

Incorporated in Australia

(c)

Incorporated in British Virgin Islands

(d)

Incorporated in PRC.

(e)

Incorporated in Canada.

(f)

Incorporated in Barbados.

(g)

Incorporated in Hong Kong.

All subsidiaries operate in the country of incorporation.

There were no significant contracts for the provision of services to the parent entity or any of its subsidiaries by a controlling shareholder or any of its subsidiaries other than inter-company loans and services recharges which were on normal commercial terms.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

9. PROPERTY, PLANT & EQUIPMENT

* Refer to Note 2(i).

** Mineral interest with PPE relates to Jinfeng & White Mountain only. Refer to Note 10 for remaining mineral interest.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

9. PROPERTY, PLANT & EQUIPMENT (CONTINUED)

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

9. PROPERTY, PLANT & EQUIPMENT (CONTINUED)

*White Mountain construction was completed and commissioning commenced in October 2008. Commercial Production will commence from 1st January 2009. The related deferred exploration, evaluation and development costs were transferred to property, plant and equipment.

**Other projects include interests in deferred exploration and evaluation costs in relation to other projects in China.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

10. DEFERRED EXPLORATION, EVALUATION AND DEVELOPMENT COSTS (CONTINUED)

*Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

Information regarding interest rate, foreign currency and liquidity risk exposure is set out in Note 25.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

(a) Jinfeng Project Loan - this financing facility is arranged and jointly underwritten by Standard Bank London Limited and Bayeriisch Hypo-und Vereinsbank AG for US$40 million plus US$2 million capitalised interest with a 7 year term including a 2 year grace period. Repayments are made quarterly commencing 31 December 2007. Interest rate is LIBOR plus 3.25% margin pre-financial completion and 2.75% margin after financial completion.

The facility is secured against the following:

  Mortgage on all present and future immovable assets in the project;

  Pledge over all present and future movable equipment in the project;

  Pledge over the projects land use right, mining license, exploration license and operating permits; and

  Pledge over all material project contracts.

In addition, the Company and Sino Mining Guizhou Pty Limited has guaranteed until completion of the project construction, a first ranking charge over all shares of the Company in Sino Mining Guizhou Pty Limited and a first ranking pledge of the interest of Sino Mining Guizhou Pty Limited in the Borrower.

At 31 December 2008 the outstanding principal amount was US$30.2 million (A$43.6 million).

Please refer to Note 27 Subsequent Events for further information.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

13. INTEREST BEARING LIABILITIES (CONTINUED)

(b) Jinfeng Standby L/C loan - The Company has secured a standby cash collaterised L/C facility issued by its bankers to secure advances made by China Construction Bank, Guizhou Branch to the Jinfeng Project.  The restricted cash held on deposit as security for this facility at 31 December 2008 was US$58 million (A$83.7 million).

(c) White Mountain Project Loan consists of two portions as construction loan and working capital loan. This facility is secured by:

  Mine life guarantee provided by the company; and

  Mortgage on fixed assets.

Major terms for construction loan:

  Principal: RMB190.1 million;

  Term: 5 years;

  Interest: floating annually; and

  Prepayment: bullet repayment at the end of term.

Major terms for working capital loan:

  Principal: RMB40.9 million;

  Term: 12 months; and

  Interest: floating bi-annually.

Both construction and working capital loans were fully drawn down in 2008.

(d) Eastern Dragon Standby L/C loan - The Company has secured a standby cash collaterised L/C facility issued by its bankers to secure advances made by China Construction Bank, Heilongjiang Branch to the Eastern Dragon Project. The interest rate for this loan is currently 7.47%. Restricted cash held on deposit as security for this facility at 31 December 2008 was US$50.0 million (A$72.2 million).

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

13. INTEREST BEARING LIABILITIES (CONTINUED)

(e) BioGold RMB short term and long term loans are domiciled in China and secured by mortgages over BioGold's land and buildings and concentrate stockpile, other than RMB20 million is secured by standby L/C with restricted cash held on deposit at 31 December 2008 was US$3.3 million (A$4.8 million). The overall loan facility is split into several smaller components with various expiry dates as detailed below, and these smaller loan components are rolled over at each maturity.

Group 2008 $'000	Group 2007 $'000	Parent 2008 $'000	Parent 2007 $'000
14. PROVISIONS-NON-CURRENT				
Restoration and rehabilitation*				
Jinfeng	**32,047**	24,546	**-**	-
White Mountain	**1,691**	-	**-**	-
	33,738	24,546	**-**	-
Movement in provision:				
- Jinfeng				
Carrying amount at the beginning of the financial year	**24,546**	-	**-**	-
Rehabilitation provision provided	**-**	24,546	**-**	-
Unwinding expenses	**1,645**	-	**-**	-
Payment for rehabilitation costs	**(499)**	-	**-**	-
Foreign exchange effect	**6,954**	-	**-**	-
End of financial year	**32,646**	24,546	**-**	-
- White Mountain				
Rehabilitation provision provided	**1,691**	-	**-**	-
Total Jinfeng and White Mountain end of financial year	**34,337**	24,546	**-**	-

*Rehabilitation costs are expected to be incurred between 2009 and 2022. The provision has been estimated using existing technology at current prices and discounted using a pre-tax discount rate of 6.5% p.a.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

15. DERIVATIVE LIABILITIES

* Relates to options granted to seed investors that are denominated in Australian dollars and to warrants and options issued as part consideration for the acquisition cost of Golden China Resources.  These are treated as derivatives in accordance with the accounting policy detailed in Note 1(n). Movement in their value along with any foreign exchange impact is recognised as a gain or loss. During the year 250,000 of these Australian dollar denominated options were exercised prior to maturity leaving 250,000 options maturing in 2010 and 777,770 maturing in 2012. The fair value of options granted have been valued using the Black Scholes pricing model which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option.  Assumptions used at 31 December 2008 are: volatility 44%, risk free interest rate 3.46% and expected life of options 1.71 years and 3.7 years respectively.

** On 2 June 2008, all gold hedging contracts relating to the Jinfeng Project Loan were closed out for a total cost of US$118.6 million (A$125 million ).

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

16. ISSUED CAPITAL (CONTINUED)

(b) Movements in ordinary shares on issue

(c) Options

The following unlisted options were on issue at the balance sheet date.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

16. ISSUED CAPITAL (CONTINUED)

Number	Date of issue	Exercise price	Expiry	Number vested	Vesting date
Other						
	250,000	16/09/2005	$2.53	16/09/2010	250,000	N/A
	777,700	7/08/2007	C$5.63	8/08/2012	777,700	N/A
Directors	100,000	31/12/2004	$1.84	31/12/2009	100,000	31/12/2007
	800,000	31/12/2005	$3.13	31/12/2010	800,000	31/12/2008
	1,370,000	31/12/2006	$6.34	31/12/2011	-	31/12/2009
	970,000	9/11/2007	$7.49	9/11/2012	-	9/11/2010
Employees	150,000	15/10/2004	$1.90	15/10/2009	150,000	15/10/2007
	25,000	27/10/2004	$1.96	27/10/2009	25,000	27/10/2007
	100,000	31/12/2004	$1.84	31/12/2009	100,000	31/12/2007
	980,000	31/12/2005	$3.13	31/12/2010	980,000	31/12/2008
	150,000	6/03/2006	$3.65	6/03/2011	-	6/03/2009
	40,000	3/06/2006	$4.72	3/06/2011	-	3/06/2009
	1,665,000	31/12/2006	$6.34	31/12/2011	-	31/12/2009
	150,000	31/12/2006	$6.34	30/09/2012	-	30/09/2010
	200,000	11/09/2007	$6.04	30/09/2012	-	30/09/2010
	150,000	9/05/2007	$5.71	30/09/2012	-	30/09/2010
	1,795,000	9/11/2007	$7.49	9/11/2012	-	9/11/2010
	40,000*	13/08/2008	$7.11	2/04/2013	-	2/04/2011
	150,000*	20/10/2008	$4.01	20/10/2013	-	20/10/2011
	2,000,000*	9/12/2008	$4.35	9/12/2013	-	9/12/2011
	109,730	12/04/2005	C$9.68	12/04/2010	-	12/04/2008
	35,552	22/12/2006	C$15.35	31/12/2009	-	31/12/2009
	33,433	22/12/2006	C$3.07	31/12/2009	-	31/12/2009
	29,626	22/12/2006	C$7.88	3/11/2010	-	22/12/2009
	159,318	14/03/2007	C$3.83	14/03/2012	-	14/03/2010
	21,975	4/04/2007	C$3.16	4/04/2012	-	4/04/2010
	12,252,334				**3,182,700**

* The following options were granted during the year:

  40,000 options - fair value per option is $0.83 (share price on issue date was $4.25)

  150,000 options - fair value per option is $1.36 (share price on issue date was $3.85)

  2,000,000 options - fair value per option is $1.00 (share price on issue date was $3.49)

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

16. ISSUED CAPITAL (CONTINUED)

The following unlisted warrants were on issue at balance-date.

The assumptions used in determining the fair value of options in a Black-Scholes model are:

The following options were exercised during the year:

(d) Employee Share and Option Schemes

The Company has established the Employee Share Incentive Scheme ("ESIS") and Executive and Employee Option Plan ("EOP"). On 28 August 2002 the Directors resolved that no further Shares would be issued under the ESIS and all further employee incentives would be granted under the EOP.

EOP - Pursuant to the EOP, no money is payable for the issue of the options and the exercise price is the weighted average price of the company's shares on ASX over the five trading days prior to the date of offer of the options. The options expire five years after they are issued and may only be exercised three years after they are issued or such other period as the Board may determine. Senior staff will be offered participation in the EOP and the Board will determine the conditions on which options are issued under this plan.

The total number of options over unissued shares that may be issued under the EOP, which added to the number of shares or options issued under all other employee or executive share or option plans of the Company must not exceed 10% of the total number of shares on issue from time to time.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

16. ISSUED CAPITAL (CONTINUED)

ESIS - The company has on issue 2,587,000 shares under the ESIS at 31 December 2008, which rank equally with all other shares and has granted loans to recipients of shares under the ESIS.

The total loans outstanding pursuant to the ESIS at the balance sheet date is $1.1 million.  No interest is payable on the loans, each loan is for 10 years and the outstanding balance of the loan to each Director or non-Director is payable within three months of a transfer of the shares issued under the ESIS or the date the Director or non-Director ceases to be an employee of the company. The ESIS shares rank equally with ordinary shares in respect to dividend entitlements with half of all cash dividends declared by the company being credited towards repaying the loans.

No further Shares will be issued under the Scheme.

Details of movements of shares issued pursuant to the ESIS are as follows:

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

17. OTHER RESERVES (CONTINUED)

Share based payments reserve

The share based payments reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration.

Vested share options

This reserve is used to record the value of foreign currency denominated options granted to seed investors from the date such options are granted to their vesting date.

Capital reserve

This reserve is used to record the value of exploration licence contributed to the joint venture by the Chinese partner as the cooperative conditions and share of net asset attributed to the JV partners.

18. EXPENDITURE COMMITMENTS

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

18. EXPENDITURE COMMITMENTS (CONTINUED)

The above commitments relate to a lease for office premises with an expiry date of 1 April 2012.

Capital Commitments

There were no commitments for the group as at 31 December 2008.

19. RELATED PARTY DISCLOSURES

a) The directors of Sino Gold Mining Limited during the financial year were:

J Askew	B Davidson
J Klein	P Cassidy
H Xu	P Housden
J Zhong	J Dowsley
L Li	T McKeith

b) The following related party transactions occurred during the financial period:

i) Transactions with related parties in wholly owned group

Interest free funding by the parent entity to wholly owned entities mainly relating to payment for offshore acquisitions of equipment and consumables (refer note 7) and are repayable on demand.

ii) Transactions with director- related entities

Interests in equity instruments held by directors and their related entities at balance date. The loans are interest free and have no formal repayment terms.

Key Management Personnel Option Holdings of 2008

*The fair value of options granted have been valued using a Black Scholes option pricing model which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option.  The fair value of these options has been recorded as an expense in the financial statements.  The options granted have a 3 year vesting period and accordingly the benefits are allocated over that vesting period. These options were issued pursuant to the Company's Executive and Employee Option Plan approved by the Board on 28 August 2002 - refer to Note 16(c).

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

18. EXPENDITURE COMMITMENTS (CONTINUED)

The following options were granted during the year:

  40,000 options - fair value per option is $0.83 (share price on issue date was $4.25)

  150,000 options - fair value per option is $1.36 (share price on issue date was $3.85)

  2,000,000 options - fair value per option is $1.00 (share price on issue date was $3.49)

The Board has approved the following additional option issues to directors which are subject to shareholder approval.

Options to be issued
J Askew	35,000
J Klein	487,500
H Xu	276,250
B Davidson	20,000
P Cassidy	20,000
L Li	20,000
P Housden	20,000
T McKeith	20,000

Key Management Personnel Option Holdings of 2007:

Key Management Personnel Shareholdings of 2008

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

19. RELATED PARTY DISCLOSURES (CONTINUED)

Key Management Personnel Shareholdings of 2007

(iii) Summary of Key Management Remuneration

(iv) Transactions with director-related entities

Employee Share Incentive Scheme ("ESIS") loans

Loans have been made to executive directors Jake Klein and Hanjing Xu pursuant to the ESIS plan details and terms of which are set out in Note 16. The loans were initially made in 2001, are interest free and have a ten-year term. At balance date outstanding loans were held by J Klein and H Xu for $758,232 and $275,723 respectively. This was the highest amount of the loans during the reporting period.

The balances outstanding are as follows:

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

20. CONTINGENT LIABILITIES

In December 2008, the Jinfeng joint venture company ("JVC") received a notice from the Ministry of Land and Resources ("Ministry") advising that the Ministry concluded that the JVC should not receive an exemption from payment of the Resource Compensation Fee ("RCF").  An exemption from the RCF had been part of the conditions for the JVC when Jinfeng was approved as an "encouraged" project in January 2005.  The JVC has received legal advice that its qualification for the exemption is strong and has sought a formal review of the Ministry's notice.  The timing and outcome of the review process is uncertain.

21. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

Superannuation Commitments

The Parent Company and Subsidiaries within the Group contribute to a superannuation fund, which exists to provide benefits for employees and their dependants in retirement, disability or death.

All Australian employees are entitled to varying levels of benefits on retirement, disability or death. The superannuation plans provide defined contributions by reference to accumulated contributions plus income from funds contributed. Contributions by the Group of up to 9% of Australian employee wages and salaries are legally enforceable in Australia.

During the year the average number of employees in the economic entity was 1,334 (2007: 611).

22. SEGMENT INFORMATION

The group operates entirely in the mining industry and in the sole geographical area of China. The operations comprise the mining and processing of gold ore and the sale of extracted gold.

*Restricted cash relates to cash held in term deposits as security for the Jinfeng, BioGold and Eastern Dragon Standby L/C loans (refer to Note 13(a))

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

23. STATEMENT OF CASH FLOWS (CONTINUED)

(b) Reconciliation of loss after tax to net cash flows from operations

Operating loss after tax	**(101,432)**	(24,939)	**(109,788)**	(16,788)
Non cash items:				
Depreciation of non-current assets	**15,615**	3,574	**223**	124
Profit from sale of assets	**(11)**	-	**-**	-
Deferred exploration costs written off	**9,144**	1,545	**9,144**	1,545
Impairment loss	**79,781**	-	**79,781**	-
Write down listed investment	**11,769**	-	**11,769**	-
Rehabilitation unwinding expense	**1,645**	-	**-**	-
Amortisation of hedge close-out	**23,229**	-	**-**	-
Share-based payment expense	**7,099**	3,973	**7,099**	3,973
Gain on fair value of seed investor options	**(2,286)**	(1,303)	**(2,286)**	(1,303)
Net gain (loss) on foreign exchange	**(10,611)**	(1,562)	**(670)**	2,070
Other	**13,136**	8,084		
Changes in assets and liabilities:				
Receivables	**(3,645)**	(567)	**(2,586)**	4,965
Inventories	**(4,842)**	(33,380)	**-**	-
Prepayments	**(16,141)**	(843)	**478**	(672)
Trade and other payables	**7,897**	(142)	**(130)**	-
Accrued liabilities	**5,290**	29,394	**-**	(5,939)
Provision	**9,574**	422	**380**	138
Tax	**16,443**	4,073	**-**	-
Net Cash Flows used in Operating Activites	**61,654**	(11,671)	**(6,587)**	(11,887)

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

25. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise interest-bearing bank and other loans and cash at banks. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as other receivables and trade and others payables, which arise directly from its operations.

The Group may enter into gold derivative transactions, including principally forward contracts and purchased put options. Gold derivatives may be used to partly mitigate the Group's exposure to gold price movements.

It is, and has been, throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken without board approval.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, credit risk and commodity price risk. The Directors review and approve policies for managing each of these risks and they are summarised below:

(i) Interest rate risk

The Group's income statement is affected by changes in interest rates due to the impact of such changes on interest income and expenses from bank balances and other interest-bearing loans. The Group's policy is to obtain the most favourable interest rates available. The Group has not used any derivatives to mitigate its interest rate risk exposure.

At balance date, the Group had the following mix of financial assets and liabilities exposed to variable interest rate risk that are not designated as cash flow hedges:

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

25. FINANCIAL INSTRUMENTS (CONTINUED)

It is acknowledged that fair value exposure is a by-product of the Group's attempt to manage its cash flow volatility arising from interest rate changes. At 31 December 2008, none of the Group's borrowings were at a fixed rate of interest (2007: 14.8%).

The Group constantly analyses its interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, alternative hedging positions and the mix of fixed and variable interest rates.

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date.

At 31 December 2008, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

The movements in profit are due to higher/lower interest costs from variable rate debt and cash balances. The sensitivity is lower in 2008 than in 2007 as a result of increased cash from the share issued.

(ii) Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of other interest-bearing loans. The Group's financing activities are managed centrally by maintaining an adequate level of cash and cash equivalents to finance the Group's operations. The group's surplus funds are also managed centrally by placing them with reputable financial institutions.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

25. FINANCIAL INSTRUMENTS (CONTINUED)

Financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital, inventories and trade receivables. These assets are considered in the Group's overall liquidity risk. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, the group has established comprehensive risk reporting covering its worldwide business units that reflects expectations of management of expected settlement of financial assets and liabilities.

(iii) Credit risk

Credit risk arises mainly from the risk that counterparties defaulting on the terms of their agreements. This is mitigated as generally sales are paid in advance. The carrying amounts of cash and cash equivalents and other receivables represent the Group's maximum exposure to credit risk in relation to financial assets.

As at 31 December 2008, there was no significant concentration of credit risk.

(iv) Commodity price risk

The Group closed out the gold hedging books in June 2008.  All productions were exposed to spot price since then.

At 31 December 2008, the Group had the following exposure to the gold price, with all other variables being held constant. The average gold price assumption is US$872/oz for 2008 and US$631/oz for 2007. For the equity calculation, the spot price at 31 December 2007 was US$829.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

25. FINANCIAL INSTRUMENTS (CONTINUED)

(v) Foreign currency risk

As a result of significant operations in the People's Republic of China and large purchases of inventory denominated in RMB, the Group's balance sheet can be affected significantly by movements in the RMB$/US$ exchange rates for the US$ denominated transactions recorded in the RMB functional currency entities. The Group also has exposure to foreign exchange movements in US$/A$ exchange rate as the USD functional currency entities have A$ denominated transactions and balances.

At 31 December 2008, the A$/US$ exchange rate was 0.6928, and the US$/RMB$ exchange rate was 6.8295. The primary controls to mitigate to this risk is that sales proceeds are denominated in RMB, and the group actively monitors its debt currency exposure and manage this within the limits of its lending arrangement.

The A$ balances as at 31 December 2008 for the USD functional entities are as follows:

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

25. FINANCIAL INSTRUMENTS (CONTINUED)

The US$ balances as at 31 December 2008 for the RMB functional entities are as follows:

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date.

At 31 December 2008, had the US Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

* The exchange rate of A$/US$ for 2008 is 1.44 and 1.13 for 2007.

* The exchange rate of RMB/US$ for 2008 is 6.8295 and 7.3037 for 2007.

The movements in profit in 2008 are less sensitive than in 2007 due to the lower level of RMB payables at balance date.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

25. FINANCIAL INSTRUMENTS (CONTINUED)

(vi) Debt/Equity Management

The Group funds its exploration, development and operating activities using both debt and equity. The mix of debt and equity is determined by consideration of regulatory, commercial and risk factors as well as tax efficiencies and the impact on earnings per share. The Company prepares detailed medium to long term cash forecasts and determined funding requirements accordingly. Debt is preferentially utilized on production assets where tax shields can be effective.

Equity is ordinary shares, not preference capital.

26. EARNINGS PER SHARE (unrounded)

27. SUBSEQUENT EVENTS

The following significant events have occurred after 31 December 2008:

  On 14 February 2009 the Company entered into a Share Purchase Agreement for the sale of all of its interest in its BioGold processing facility in Shandong Province, People's Republic of China, through the sale of its wholly owned subsidiary Michelago (Hong Kong) Limited. The consideration of RMB 10 million was received on 16 February 2009 and Sino Gold has undertaken to discharge the BioGold Finance facilities amounting to RMB 70 million.

  On 16 February 2009 the Company accepted terms of a finance facility from China Construction Bank for its Jinfeng project totaling RMB 780 million. The facility was predominantly used to retire the existing Jinfeng project senior loan and to release cash collateralised letters of credit relating to existing Jinfeng borrowings.  The totaling RMB780 million finance facility was consisted of two components as RMB680 million as fixed assets loan, RMB100 million as working capital loan. In May, 2009 Jinfeng made the full drawdown under the fixed assets loan facility of RMB680 million. In August 2009, Jinfeng made RMB85 million under the working capital loan facility. JF does not need further working capital funding, so the RMB15 million out of the RMB100 million working capital loan facility is given up.

  In January 2009 the Company entered into a Share Purchase Agreement (SPA) for the sale of all of its interest in its Nibao Joint-venture in Guizhou Province, People's Republic of China, through the sale of its shares in Nibao Joint-venture. The consideration was RMB70 million (US$10.3 million). The SPA was amended a few times during the year but the consideration was kept unchanged. Eventually, the consideration was paid in December 2009.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

27. SUBSEQUENT EVENTS (CONTINUED)

  On 11 August 2009, the Company announced the temporary suspension of operations at White Mountain due to the blockage of road access to the mine site by a small group of villagers residing approximately 3.5kms from the mine site. This small group of villagers has been demanding compensation for alleged pollution of the water in a nearby creek.

  Extensive testing of the water in the creek at the White Mountain Mine, by independent experts and relevant offices of the Environmental Protection Bureau, has confirmed that the claims of the small group of villagers are without foundation. The Company believes that it is not appropriate to pay compensation under these circumstances, particularly as it may encourage other groups to pursue similar unsubstantiated claims.

  The Company has taken a non-confrontational and patient approach in dealing with the villagers in an effort to create more harmonious relations with the villagers in the vicinity. The Company is working closely with local government officials, the Ministry of Environmental Protection and other relevant bodies to develop a solution that addresses the concerns of all stakeholders.

  In January 2010, the White Mountain mine obtained all the necessary formal approvals from the relevant Chinese government department and production has recommenced.

  On 26 August 2009, the Board of the Company and Eldorado Gold Corporation ("Eldorado") announced the proposed merger of the two companies. The merger was implemented by: (i) the Share Scheme under which Eldorado would acquire all of those Sino Gold shares that it did not own in return for the issue of 0.55 Eldorado shares in the form of Eldorado CDIs for each Sino Gold share held; and (ii) the Option Scheme under which all Sino Gold options would be cancelled in return for the issue of Eldorado shares in the form of Eldorado CDIs.

  The merger was successfully completed on 4 December 2009 and the Board of Directors of the Company resigned collectively on that date. The Company was subsequently delisted from both the Australian Stock Exchange and the Main Board of the Stock Exchange of Hong Kong on 15 December 2009.

  In November 2009, the Eastern Dragon project loan facility was granted by the China Merchant Bank (CMB). The facility totals RMB450 million (US$66 million) which is made up of two components - fixed assets loan (RMB420 million) and a working capital loan (RMB30 million). The facility is secured by a guarantee letter issued by the Company. As at the date of this report, the loan has not been drawn down as a condition precedent states that the facility can only be drawn down once the Eastern Dragon project permit approval (PPA) has been granted by the Heilongjiang provincial Development and Reform Committee (PDRC) which is expected to be granted in March 2010.

  In January 2010, the group acquired an additional 40% interest in the Xunke project for US$11 million. In total the Company owns 65% of the interest in the property. The exploration license of Xunke is currently in the process of being transferred into the Company's joint venture company in Heilongjiang.

  On 05 February 2010, Eastern Dragon made a drawdown of RMB320 million from China Merchants Bank (CMB) which was secured by a Standby Letter of Credit collateralized by US$52.2 million fixed deposit in Sino Gold bank account opened in CMB. This money was used to replace Eastern Dragon CCB (China Construction Bank) Standby Letter of Credit RMB320 million facilities.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

  On 06 February 2010 the Company entered into a Share Purchase Agreement for the sale of all of its interest in its Beyinhar Joint-venture in Inner Mongolian Autonomous Region, People's Republic of China, through the sale of its wholly owned subsidiary Golden China Nei Men Gold Exploration Corporation. The consideration of US$20 million would be paid in two installments, the first installment of US$2 million would be paid on or before 05 March 2010; and the second installment of US$18 million would be paid on or before 30 April 2010.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

28. AIFRS TO CANADIAN GAAP RECONCILIATION

Sino Gold prepares its consolidated financial statements in accordance with AIFRS. AIFRS differs in certain material respects from Canadian GAAP. These adjustments are necessary to present Sino Gold's financial statements in accordance with Canadian GAAP, are detailed in tables below.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

28. AIFRS TO CANADIAN GAAP RECONCILIATION (CONTINUED)

For the Year Ended December 31 2008 A$'000
Assets	
Total assets reported under AIFRS	1,252,151
Deferred stripping under AIFRS (a)	(20,908)
Capitalised overhead under AIFRS (b)	(23,663)
Impairment loss (c)	25,837
Acquisition of Eastern Dragon (d)	10,585
Total assets under C-GAAP	**1,244,002**
Liabilities	
Total liabilities reported under AIFRS	425,592
Derivative liability (e)	(970)
Future income tax liability (d)	10,585
Total liabilities under C-GAAP	**435,207**
Outside Equity Interest Under C-GAAP and AIFRS	**(57,498)**
Shareholders' Equity:	
Shareholder's equity reported under AIFRS	826,559
Outside Equity Interest Portion	(61,261)
Shareholders Equity attributable to the members of the parent	765,298
Cumulative adjustments to Shareholder's equity	
Deferred Stripping under AIFRS (a)	(20,908)
Capitalized overheads under AIFRS (b)	(23,663)
Impairment loss	20,996
Derivative liability (e)	970
Outside equity interest of Adjustments (Deferred Stripping)	(3,763)
Controlling Interest portion	(17,144)
Total outside equity interest	(57,498)
Foreign Currency Translation Reserve (on impairment loss)	4,841
Total Equity under C-GAAP	**808,795**
	OK

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

28. AIFRS TO CANADIAN GAAP RECONCILIATION (CONTINUED)

a)

Deferred stripping  - Sino Gold capitalises stripping costs based on life of mine stripping ratio versus actual ratio for the period while in production, in accordance with AIFRS. Under Canadian GAAP such stripping related costs are expensed as incurred. These deferred stripping costs are in relation to the Jinfeng open pit mine. Accordingly, US$14.5 million (A$20.9 million) of capitalised deferred stripping costs recongised on Sino Gold's consolidated balance sheets as at 31 December 2008 has been adjusted through accumulated losses in equity. Stripping costs capitalised in the period of US$13.3 (A$15.6 million) have been adjusted through net loss for the year ended 31 December 2008. This results in a cumulative decrease to net assets and an increase to net losses.

b)

Capitalised overheads - Sino Gold capitalised a portion of its Sydney head office costs to exploration projects, in accordance with AIFRS. Under Canadian GAAP, the company is required to expense such costs when incurred. Accordingly, US$16.4 million (A$23.7 million) capitalised overhead costs recognised on Sino Gold's balance sheets as at 31 December 2008 have been adjusted through accumulated losses in equity. Overhead expenses capitalised during the period of US$6.4 million (A$7.6 million) have been adjusted through net loss for the year ended 31 December 2008. This results in a cumulative decrease to net assets and an increase to net losses.

Sino Gold Mining Limited

Notes to the Financial Statements

For the Year Ended 31 December 2008

28. AIFRS TO CANADIAN GAAP RECONCILIATION (CONTINUED)

c)

Impairment loss - Canadian GAAP requires a two step process for assessing impairment, whereby the recoverable amount is first assessed by comparing the written down value of the asset to its forecasted undiscounted cashflows. Where the undiscounted cashflows are less than the written down value, the company is required to impair the asset by the amount that the carrying amount exceeds the asset's fair value. Under IFRS, where there is an indication of impairment an assessment of the assets fair value against the carrying value is required, with an impairment, loss recognised if the carrying value is more than the fair value. Given the difference in approaches, the impairment recognised by Sino Gold on the Beyinhar investment would not have been recognised under Canadian GAAP. Accordingly, the impairment of US$17.9 million (A$25.8 million) has been reversed and the net loss for the period has reduced. As a result, deferred exploration, evaluation and development costs have also increased by the same amount.

d)

Acquisition of Eastern Dragon - on acquisition of Eastern Dragon, Sino Gold initially recognised no deferred tax for the difference between the accounting and tax base of the acquired assets. Under Canadian GAAP, deferred tax would be recognised for the initial difference between the tax and accounting bases. Accordingly, the 31 December 2008 consolidated balance sheet recognised US$7.3 million (A$10.6 million) of future income taxes in the mining interests and future income taxes in the mining interests and future income taxes line items. There is no net impact on net assets and net loss.

e)

Options and warrants - Sino Gold  accounts for options and warrants granted to investors, where there is no share based payment relationship and which are denominated in a currency other than the issuer's functional currency, as derivative liabilities measured at fair value with changes in fair value recognised through the income statement, in accordance with A-IFRS. Under Canadian GAAP. Options and warrants of a nature described above are classified as the company's own equity instruments and are recorded at historical values. Accordingly, the US$0.7 million (A$1.0 million) derivative liability and accumulated losses on Sino Gold's balance sheet as at 31 December 2008 have been recognised. Sino Gold has recognised gains of US$2.5 million (A$2.9 million) for the year ended 31 December 2008.

Sino Gold Mining Limited

Directors' Declaration

For the Year Ended 31 December 2008

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of the company, we state that:

In the opinion of the directors:

(a)

The financial statements, notes and additional disclosures included in the Directors' Report designated as audited, of the company and consolidated entity are in accordance with the Corporations Act 2001,including:

(i)

giving a true and fair view of the company's and the consolidated entity's financial position as at 31 December 2008 and of their performance for the year ended on that date; and

(ii)

complying with Accounting Standards and Corporations Regulations 2001; and

(b)

There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 31 December 2008.

On behalf of the board

(Signed) Dawn Moss           Director

(Signed) Geoff Handley        Director

Sydney

15 February 2010

Independent auditor's report to the members of Sino Gold Mining Limited

Report on the Financial Report

We have audited the accompanying financial report of Sino Gold Mining Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001.  This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit.  We conducted our audit in accordance with Australian Auditing Standards.  These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report  in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001.  We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements.  The provision of these services has not impaired our independence.

Liability limited by a scheme approved under Professional Standards Legislation

Auditor's Opinion

In our opinion:

1.

the financial report of Sino Gold Mining Limited is in accordance with the Corporations Act 2001, including:

i

giving a true and fair view of the financial position of Sino Gold Mining Limited and the consolidated entity at 31 December 2008 and of their performance for the year ended on that date; and

ii

complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2.

the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 14 to 21 of the directors' report for the year ended 31 December 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Sino Gold Mining Limited for the year ended 31 December 2008, complies with section 300A of the Corporations Act 2001.

Amendments to the Financial Report

Without qualification to the opinions expressed above, attention is drawn to the following matter.  This auditor's report replaces our previously issued audit report dated 23 February 2009 and included together with the Director's report and financial report lodged with the Australian Securities and Investments Commission on that date.  The financial report has been subsequently amended for the reasons set out in Note 1 (a) to the financial statements.

With respect to our opinion on the financial statements for the year ended 31 December 2008, we confirm the following;

I. In Canada reporting standards for auditors require that an auditors' opinion state that the financial statements of a company present fairly, in all material respects, the financial position of the company and its results of operations and its cash flows. In Australia, reporting standards for auditors require that the auditor's opinion state that the financial statements of a company give a true and fair view of the state of the company's financial position and of its performance. In all other respects, there are no material differences in the form and content of the above noted independent audit report prepared in accordance with Australian Auditing Standards as compared to an audit report prepared in accordance with Canadian generally accepted auditing standards.

II. If the above noted independent auditors' report were prepared in accordance with Canadian generally accepted auditing standards, it would not contain a reservation.

Liability limited by a scheme approved under Professional Standards Legislation

SINO GOLD MINING LIMITED - CONDENSED REPORT

SINO GOLD MINING LIMITED

ABN 42 093 518 579

Condensed Financial Report

For the Period Ended 30 September 2009

1

SINO GOLD MINING LIMITED - CONDENSED REPORT

Table of Contents

INCOME STATEMENT

3

STATEMENT OF COMPREHENSIVE INCOME

4

BALANCE SHEET

5

STATEMENT OF CASH FLOWS

6

STATEMENT OF CHANGES IN EQUITY

7

NOTES TO THE FINANCIAL STATEMENTS

8

DIRECTORS' DECLARATION

20

INDEPENDENT AUDITOR'S REPORT

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2

SINO GOLD MINING LIMITED - CONDENSED REPORT

Income Statement

For the Period Ended 30 September 2009

INCOME STATEMENT

3

SINO GOLD MINING LIMITED - CONDENSED REPORT

Statement of Comprehensive Income

For the Period Ended 30 September 2009

STATEMENT OF COMPREHENSIVE INCOME

4

SINO GOLD MINING LIMITED - CONDENSED REPORT

Balance Sheet

As at 30 September 2009

BALANCE SHEET

5

SINO GOLD MINING LIMITED - CONDENSED REPORT

Statement of Cash Flows

For the Period Ended 30 September 2009

STATEMENT OF CASH FLOWS

6

SINO GOLD MINING LIMITED - CONDENSED REPORT

Statement of Changes in Equity

For the Period Ended 30 September 2009

STATEMENT OF CHANGES IN EQUITY

7

SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Corporate information

The financial report of Sino Gold Mining Limited (the Company) for the nine month period ended 30 September 2009 was authorised on 15 February 2010 for issue in accordance with a resolution of the directors. Sino Gold Mining Limited is a company incorporated in Australia and limited by shares, which were publicly traded on the Australian Securities Exchange and the Main Board of The Stock Exchange of Hong Kong Limited but were delisted from the both Exchanges since 15 December 2009 following the acquisition of Sino Gold by Eldorado Gold Corporation in December 2009.

Summary of significant accounting policies

The September interim financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and cash flows of the consolidated entity as the full financial report.

The September interim financial report should be read in conjunction with the annual financial report of Sino Gold Mining Limited as at 31 December 2008.

It is also recommended that the September interim financial report be considered together with any public announcements made by Sino Gold Mining Limited and its controlled entities during the nine months ended 30 September 2009.

(a)

Basis of preparation

The financial report is a general-purpose condensed financial report, which has been prepared in accordance with AASB134 Interim Financial Reporting. The financial report has been prepared in accordance with the historical cost convention except for investment in listed shares and derivative financial instruments that have been measured at fair value.

The presentation currency of the financial report has been changed from Australian dollars into United States dollars. The purpose is to simplify the group financial preparation and to give a fair presentation to investors. The change of the Group's presentation currency was accounted for in accordance with AASB 121 "The Effects of Changes in Foreign Exchange Rates".

(b) Significant accounting policies

The September interim consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 31 December 2008, with the exception of the policies explained below.

(c) Change in accounting policy

From 1 January 2009 the Company has adopted the following Standards for annual periods beginning on or after 1 January 2009.  Adoption of these standards did not have any effect on the financial position or performance of the Company.

  AASB 2 Share-Based Payment - Vesting Conditions and Cancellations

  AASB 101 Revised Presentation of Financial Statements

  AASB 123 Revised Borrowing Costs

  AASB 8 Operating Segments

The Company has not elected to early adopt any new standards or amendments.

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

*During the period, all shares in Australian Solomons Gold Limited (ASG) were sold for a profit of US$3.1million in 2009. Three subsidiaries, Michelago (Hong Kong) Limited, Sino Gold Greatland Limited and Golden China Nibao Gold Corporation were also divested and resulted in an aggregated gain on sale of US$1 million.

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

*'Beyinhar and other JVC impairment: In 2009, the metallurgical spot testing continued to be carried out on these assets. The results of the testing were not positive and management determined that these investments would be disposed if possible. As a result of the unsuccessful results an impairment review was performed and these investments were written down to their recoverable value. Recoverable value was determined based on a fair value less costs to sell approach.

Subsequent to period end, the Beyinhar Joint Venture was agreed to be sold for US$20 million. The agreed sale value was determined to approximate fair value less costs to sell at the end of the interim period. As a result the Beyinhar assets written down to a carrying amount of that amount at 30 September 2009.  The other JVC assets were written down to a nil carrying value at the end of the interim period.

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

(a) Jinfeng Project Loan - this financing facility was refinanced in the first half year of 2009. The previous Senior Loan has been fully repaid. Currently, the Jinfeng project loan is arranged and underwritten by China Construction Bank (CCB) for RMB680 million. CCB sold 50% of the facility to China Merchants Bank (CMB) through an indirect bank syndicate. The use of the loan is to replace the Senior Loan of US$30.2 million (balance at the end of February 2009), to replace the Standby L/C loan of RMB323 million (secured by Standby L/C US$58.0 million) and to repay a shareholder loan of US$21.4 million.  Since the Standby L/C loan was fully repaid, the restricted cash of US$58 million was released accordingly.

The facility is secured against the following:

  Sino Gold Mining Limited (SGML) corporate guarantee;

  Pledge of 82% shares held by Sino Mining Guizhou Pty Ltd, a 100% subsidiary of SGML;

  Fixed assets (value above US$0.1 million) mortgage;

  Mining license and exploration license mortgage; and

  Land use right mortgage.

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

5. INTEREST BEARING LIABILITIES (CONTINUED)

The terms of the facility include:

  5% discount on People's Bank of China (PBOC) standard rate, which is currently 5.94% (i.e annual rate of 5.64% with the discount);

  2% one off management fee;

  The interest is adjusted annually in accordance with the then current PBOC rate; and

  Repayable in twenty equal quarterly installments of RMB 34 million (US$4.98 million) each, with the first installment due 31 March 2011 and the last one due 31 December 2015.

(b) White Mountain Project Loan consists of two portions: a construction loan and a working capital loan.

This facility is secured by:

  Sino Gold Mining Limited (SGML) corporate guarantee; and

  The project's fixed assets (value above US$0.1 million).

Major terms for construction loan:

  Principal: RMB190.1 million;

  Term: 5 years;

  Interest: adjusted annually to the then current PBOC rate; and

  Repayment: bullet repayment at the end of the term.

Major terms for working capital loan:

  Principal: RMB40.9 million;

  Term: 12 months; and

  Interest: adjusted twice a year in accordance with the then current PBOC rate.

(c) Eastern Dragon Standby L/C loan - The Company has secured a standby cash collaterised L/C facility issued by its bankers to secure advances made by China Construction Bank, Heilongjiang Branch to the Eastern Dragon Project. The interest rate for this loan is currently 5.4%. Restricted cash held on deposit as security for this facility at 30 September 2009 was US$50.0 million.

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

6. ISSUED CAPITAL (CONTINUED)

7. ACQUISITION FROM OUTSIDE EQUITY

During the period, Sino Gold increased its interest in Eastern Dragon Lode 5 to 95% by acquiring a further 15% interest for US$20.0 million, of which US$12.0 million was paid in April 2009 and US$8.0 million was accrued at the reporting date.

8. CONTINGENT LIABILITIES

In December 2008, the Jinfeng joint venture company ("JVC") received a notice from the Ministry of Land and Resources ("Ministry") advising that the Ministry concluded that the JVC should not receive an exemption from payment of the Resource Compensation Fee ("RCF").  An exemption from the RCF had been part of the conditions for the JVC when Jinfeng was approved as an "encouraged" project in January 2005.  The JVC has received legal advice that its qualification for the exemption is strong and has sought a formal review of the Ministry's notice.  The Ministry's review process has been underway over the past few months.  The JVC has received a notice from the Ministry advising that the review process has been adjourned in order to allow the Ministry additional time to investigate the issues.  During the adjournment, the JVC does not anticipate any change in the status quo, although the ultimate outcome of the review process remains uncertain.

9. DIVIDENDS PAID AND PROPOSED

No dividends have been paid or proposed for the interim period to 30 September 2009.

10. SUBSEQUENT EVENTS

On 11 August 2009, the Company announced the temporary suspension of operations at White Mountain due to the blockage of road access to the mine site by a small group of villagers residing approximately 3.5kms from the mine site. This small group of villagers has been demanding compensation for alleged pollution of the water in a nearby creek.

Extensive testing of the water in the creek at the White Mountain Mine, by independent experts and relevant offices of the Environmental Protection Bureau, has confirmed that the claims of the small group of villagers are without foundation. The Company believes that it is not appropriate to pay compensation under these circumstances, particularly as it may encourage other groups to pursue similar unsubstantiated claims.

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

10. SUBSEQUENT EVENTS (CONTINUED)

On 11 August 2009, the Company announced the temporary suspension of operations at White Mountain due to the blockage of road access to the mine site by a small group of villagers residing approximately 3.5kms from the mine site. This small group of villagers has been demanding compensation for alleged pollution of the water in a nearby creek.

Extensive testing of the water in the creek at the White Mountain Mine, by independent experts and relevant offices of the Environmental Protection Bureau, has confirmed that the claims of the small group of villagers are without foundation. The Company believes that it is not appropriate to pay compensation under these circumstances, particularly as it may encourage other groups to pursue similar unsubstantiated claims.

The Company has taken a non-confrontational and patient approach in dealing with the villagers in an effort to create more harmonious relations with the villagers in the vicinity. The Company is working closely with local government officials, the Ministry of Environmental Protection and other relevant bodies to develop a solution that addresses the concerns of all stakeholders.

In January 2010, the White Mountain mine obtained all the necessary formal approvals from the relevant Chinese government department and production has recommenced.

On 26 August 2009, the Board of the Company and Eldorado Gold Corporation ("Eldorado") announced the proposed merger of the two companies. The merger was implemented by: (i) the Share Scheme under which Eldorado would acquire all of those Sino Gold shares that it did not own in return for the issue of 0.55 Eldorado shares in the form of Eldorado CDIs for each Sino Gold share held; and (ii) the Option Scheme under which all Sino Gold options would be cancelled in return for the issue of Eldorado shares in the form of Eldorado CDIs.The merger was successfully completed on 4 December 2009 and the Board of Directors of the Company resigned collectively on that date. The Company was subsequently delisted from both the Australian Stock Exchange and the Main Board of the Stock Exchange of Hong Kong on 15 December 2009.

In November 2009, the Eastern Dragon project loan facility was granted by the China Merchant Bank (CMB). The facility totals RMB450 million (US$66 million) which is made up of two components - fixed assets loan (RMB420 million) and a working capital loan (RMB30 million). The facility is secured by a guarantee letter issued by the Company. As at the date of this report, the loan has not been drawn down as a condition precedent states that the facility can only be drawn down once the Eastern Dragon project permit approval (PPA) has been granted by the Heilongjiang provincial Development and Reform Committee (PDRC) which is expected to be granted in March 2010.

In January 2010, the group acquired an additional 40% interest in the Xunke project for US$11 million. In total the Company owns 65% of the interest in the property. The exploration license of Xunke is currently in the process of being transferred into the Company's joint venture company in Heilongjiang.

On 05 February 2010, Eastern Dragon made a drawdown of RMB320 million from China Merchants Bank (CMB) which was secured by a Standby Letter of Credit collateralized by US$52.2 million fixed deposit in Sino Gold bank account opened in CMB. This money was used to replace Eastern Dragon CCB (China Construction Bank) Standby Letter of Credit RMB320 million facilities.

On 06 February 2010 the Company entered into a Share Purchase Agreement for the sale of all of its interest in its Beyinhar Joint-venture in Inner Mongolian Autonomous Region, People's Republic of China, through the sale of its wholly owned subsidiary Golden China Nei Men Gold Exploration Corporation. The consideration of US$20 million would be paid in two installments, the first installment of US$2 million would be paid on or before 05 March 2010; and the second installment of US$18 million would be paid on or before 30 April 2010.

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

11. CAPITAL EXPENDITURE COMMITMENT

Sino Gold's Board of Directors approved the US$65 million development of Eastern Dragon in April 2009. Commencement of construction is dependent on receipt of the Project Permit, which is anticipated to be received during the March 2010 quarter. At 31 December 2009, the commitment on the purchase of equipment is $10 million.

12. CANADIAN GAAP RECONCILIATION NOTE

Sino Gold prepares its consolidated financial statements in accordance with AIFRS. AIFRS differs in certain material respects from Canadian GAAP. These adjustments are necessary to present Sino Gold's financial statements in accordance with Canadian GAAP are detailed in tables below:

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

12. CANADIAN GAAP RECONCILIATION NOTE (CONTINUED)

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

12. CANADIAN GAAP RECONCILIATION NOTE (CONTINUED)

A description of Canadian GAAP that results in differences from Australian GAAP is as follows:

a)

Deferred stripping - Sino Gold capitalises stripping costs based on life of mine stripping ratio versus actual ratio for the period while in production, in accordance with AIFRS.  Under Canadian GAAP such stripping related costs are expensed as incurred. These deferred stripping costs are in relation to the Jinfeng open pit mine.  Accordingly, US$million of capitalised deferred stripping costs recognised on Sino Gold's consolidated balance sheet as at 30 September 2009 has been adjusted through accumulated losses in equity. Stripping costs capitalized in the period of US$million have been adjusted through net loss for the nine months ended 30 September 2009. This results in a cumulative decrease to net assets and an increase to net losses;

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Notes to the Financial Statements

For the Period Ended 30 September 2009

12. CANADIAN GAAP RECONCILIATION NOTE (CONTINUED)

b)

Capitalised overheads - Sino Gold capitalises a portion of its Sydney head office costs to exploration projects, in accordance with Sino Gold's accounting policies. Under Canadian GAAP, the Company is required to expense such costs when incurred. Accordingly, US$million capitalised overhead costs recognised on Sino Gold's consolidated balance sheet as at 30 September 2009 have been adjusted through accumulated losses.  Overhead expenses capitalised during the period of US$1.8 million have been adjusted through net loss for the nine months ended 30 September 2009.  This results in a cumulative decrease to net assets and an increase to accumulated losses.

c)

Impairment loss - Canadian GAAP requires a two step process for assessing impairment, whereby the recoverable amount is first assessed by comparing the written down value of the asset to its forecasted undiscounted cashflows. Where the undiscounted cashflows are less than the written down value, the company is required to impair the asset by the amount that the carrying amount exceeds the asset's fair value. Under IFRS, where there is an indication of impairment, an assessment of the assets fair value versus the carrying value is required, with an impairment loss recognised if the carrying value is more than the fair value. Given the difference in approaches, under Canadian GAAP the impairment recognised by Sino Gold on the Beyinhar investment at 31 December 2008 would not have been recognised, however it would have been recognised during the nine months to 30 September 2009. Accordingly, the impairment loss for the nine months to 30 September 2009 has increased by US$17.9 million.

d)

Acquisition of Eastern Dragon - on acquisition of Eastern Dragon, Sino Gold initially recognised no deferred tax for the difference between the accounting and tax bases of the acquired assets. Under Canadian GAAP, deferred tax would be recognised for the initial difference between the tax and accounting bases.  Accordingly, the 30 September 2009 consolidated balance sheet recognised US$7.3 million of future income taxes in the mining interests and future income taxes line items.  There is no net impact on net assets and net losses.

e)

Options and warrants - Sino Gold accounts for options and warrants granted to investors, where there is no share based payment relationship and which are denominated in a currency other than the issuer's functional currency, as derivative liabilities measured at fair value with changes in fair value recognised through the income statement, in accordance with AIFRS.  Under Canadian GAAP, options and warrants of the nature described above are classified as the company's own equity instruments and are recorded at historical values.

Accordingly, US$1.5 million derivative liability and accumulated losses on Sino Gold's consolidated balance sheet as at 30 September 2009 have been de-recognised.  Previously recognised gains of US$0.8 million from fair value movements have been de-recognised from the finance expense line item for the nine months ended 30 September 2009.

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SINO GOLD MINING LIMITED - CONDENSED REPORT

Directors' Declaration

For the Period Ended 30 September 2009

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of the company, we state that:

In the opinion of the directors:

(a)

The financial statements and notes of the consolidated entity are:

(i)

Giving a true and fair view of the financial position as at 30 September 2009 and the performance of the consolidated entity for the interim period ended on that date;

(ii)

Complying with Accounting Standard AASB 134 Interim Financial Reporting.

(b)

There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the board

(Signed) Dawn Moss        Director

               (Signed) Geoff Handley      Director

Sydney

15 February 2010

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To the members of Sino Gold Mining Limited

Report on the Interim Condensed Financial Report

We have reviewed the accompanying interim financial report of Sino Gold Mining Limited, which comprises the balance sheet as at 30 September 2009, and the income statement, statement of comprehensive income, statement of changes in equity and condensed statement of cash flows for the nine month interim period ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the interim period end or from time to time during the period.

Directors' Responsibility for the Interim Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the accompanying financial report is not presented fairly, in all material respects, in accordance with AASB 134 Interim Financial Reporting.  As the auditor of Sino Gold Mining Limited, ASRE 2410 also requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of Australian professional ethical pronouncements.

Conclusion

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial report of Sino Gold Mining Limited does not present fairly, in all material respects, the financial position of the consolidated entity as at 30 September 2009 and its financial performance and its cash flows for the nine month interim period ended on that date, in accordance with AASB 134 Interim Financial Reporting.

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